FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FULL PRODUCTION ACHIEVED ON EXPANSION
PROJECTS AT END DECEMBER 2008
JOHANNESBURG. 29 January 2009, Gold Fields Limited (JSE and NYSE: GFI) today announced headline earnings for the December 2008 quarter of R484 million, compared with earnings of R39 million and R456 million for the September 2008 and December 2007 quarters respectively. In US dollar terms headline earnings for the December 2008 quarter were US$55 million, compared with earnings of US$5 million and US$67 million in the September 2008 and December 2007 quarters respectively.
December 2008 quarter salient features:
·  Attributable gold production of 839,000 ounces; 5 per cent higher than the previous quarter and in line with guidance;
·  Cash costs were flat at R153,893 per kilogram but decreased by 21 per cent in dollar terms from
   US$617 per ounce in the September quarter to US$487 per ounce in the December quarter due to the weaker rand and Australian dollar;
·  NCE increased by 8 per cent to R244,210 per kilogram this quarter but decreased from US$909 per ounce to US$774 per ounce due to the weaker rand and Australian dollar;
·  Project capital expenditure at Cerro Corona and Tarkwa fully completed in line with guidance;
·  Cerro Corona achieved full production late in the December quarter;
·  Kloof Main shaft infrastructure rehabilitation completed as planned;
·  The CIL plant expansion at Tarkwa achieved rock into mill on 12 December 2008 and name plate capacity on 23 December 2008.
Interim dividend number 70 of 30 SA cents per share is payable on 23 February 2009.
Statement by Nick Holland,
Chief Executive Officer of Gold Fields:
“As per the guidance provided to the market, the
first half of F2009 was extremely challenging for
Gold Fields. During this period we had to make a
number of challenging decisions regarding the
rehabilitation of our South African mines, and
complete our international growth projects.
We have also taken safety to a new level. While
we consider this as work-in-progress, we have
already seen significant improvements on all safety
metrics. Particularly significant is the decline in the
fatal injuries which, to December, stands at eight
compared with the total of 47 for F2008. Our
objective is to achieve a significant decline in
serious injuries and to eliminate all fatal injuries on
our mines.
Despite the impact of the Christmas break on the
South Africa operations, and the decline in the
copper price which negatively impacted the
conversion of copper into gold equivalent ounces
at Cerro Corona, attributable production for Q3
F2009 is expected to be approximately 960,000
ounces.
As a result of the lower copper price and its impact
on the conversion of Cerro Corona’s copper into
gold equivalent ounces, total gold production for
the Group is expected to stabilise at a run rate of
approximately 975,000 equivalent ounces during
the month of March.
The expected shortfall of 25,000 ounces against
our targeted run rate of one million ounces is
entirely attributable to the conversion of Cerro
Corona’s copper into gold equivalent ounces at the
lower copper price. However, the mine is expected
to achieve its design capacity in actual gold and
copper production.
With our major growth projects in Ghana and Peru
completed, capital expenditure is expected to
decline significantly. Combined with the expected
increase in production and our ongoing efforts to
reduce our cash costs and notional cash
expenditure, this will enable us to benefit more
from the higher gold price and move the company
to a cash positive position.
Electricity supply in South Africa, which
constrained our operating performance in F2008,
has stabilised. More importantly, Gold Fields has
ameliorated the impact of power rationing by
implementing several energy saving projects.
In light of the current credit crisis, Gold Fields’
balance sheet remains robust with manageable
debt levels and adequate liquidity.
For the remainder of F2009 and through F2010 our
main priority is to further improve our safety
performance and to increase production by
optimising our existing mines.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR54.00 – ZAR96.35
- at end December 2008
653,440,408
Average Volume - Quarter
3,110,756 shares / day
- average for the quarter
653,341,082
NYSE – (GFI)
Free Float
100%
Range - Quarter
US$4.90 – US$9.64
ADR Ratio
1:1
Average Volume - Quarter
7,617,060 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1 I GOLD FIELDS RESULTS Q2F2009
Health and safety
We deeply regret to report that there were six fatal injuries during the
December 2008 quarter, three due to seismic induced falls of ground, one ore pass accident, one cage related accident and a tramming accident. The fatal injury frequency rate for the quarter regressed from 0.05 to 0.15 per million hours worked. However, a big improvement in safety for the six months to December has been achieved, with 8 fatalities compared with 47 fatalities in financial 2008. All the other safety measures improved quarter on quarter, with the lost time injury frequency rate improving from 5.20 to 4.92 the serious injury frequency rate improving from 3.23 to 2.69 and the days lost frequency rate from 220 to 215.
Du Pont has completed its assessment and their reports have been received for the South African region. A team has been selected to work through these reports and draft a strategy and action plan. This action plan is planned to be completed by the end of March. The stakeholders will be involved and kept informed with the progress.
Financial review
Quarter ended 31 December 2008 compared with
quarter ended 30 September 2008
Revenue
Attributable gold production for the December 2008 quarter amounted to
839,000 ounces compared with 798,000 ounces in the September quarter, an increase of 5 per cent. This was in line with the guidance given on 29
October 2008. Production at the South African operations increased from
492,000 ounces to 501,000 ounces or 2 per cent. Attributable gold production at the international operations increased 10 per cent from 306,000 ounces to 338,000 ounces.
At the South African operations the increase in gold production in the
December quarter was directly attributable to an increase in tonnage and yield at South Deep and to a lesser extent at Beatrix. The quarter on quarter increase at South Deep was in line with guidance and in line with an expected gradual increase in production. At Beatrix the 5 per cent quarter on quarter increase in gold production was due to an improved blend.
Driefontein decreased gold production by 6 per cent quarter on quarter due to production stoppages caused by the two fatalities arising from a seismic induced accident. Gold production at Kloof decreased by 3 per cent compared with the September quarter. However, this was 12 per cent above guidance due to higher than planned grades.
At the international operations, managed gold production at Tarkwa decreased by 11 per cent. This was due to a build-up of gold-in-process at the North and South heap leach pads towards the end of the quarter and commissioning of the plant expansion in December. At Damang, gold production increased by 15 per cent due to improved plant availability and an increase in yield. Gold production from Australia was similar to the previous quarter. Agnew decreased by 14 per cent as forecast. St Ives increased by
7 per cent quarter on quarter due to an increase in volumes. Cerro Corona reached full production levels by the end of the quarter and despite a falling copper price, which reduced equivalent gold ounces, the mine produced in line with guidance, delivering 61,500 equivalent ounces during the quarter.
The average quarterly US dollar gold price achieved decreased 9 per cent from US$874 per ounce in the September quarter to US$792 per ounce in the December quarter. The average rand/US dollar exchange rate of R9.82 was 27 per cent weaker than the R7.74 achieved in the September quarter.
As a result of the above factors the rand gold price strengthened from
R217,586 per kilogram to R250,058 per kilogram, a 15 per cent increase.
The Australian dollar gold price increased from A$990 per ounce to A$1,199 per ounce as the US dollar strengthened against the Australian dollar from
0.90 in the September quarter to 0.68 in the December quarter.
The increase in the rand gold price achieved, together with the increase in production, resulted in revenue of R7,074 million, an increase in rand terms of 24 per cent compared with the R5,724 million achieved in the September quarter. In US dollar terms revenue decreased by 3 per cent from US$740 million in the September quarter to US$718 million in the December quarter due to the weakening of the rand.
Operating costs
Operating costs increased from R4,233 million (US$547 million) in the
September quarter to R4,542 million (US$453 million) in the December quarter due to the effect of translating costs at the international operations into rand at the weaker exchange rate and due to the inclusion of Cerro
Corona as an operational mine for the first time this quarter. Total cash cost was flat at R153,893 per kilogram, but decreased 21 per cent from US$617 per ounce, in the September quarter to US$487 per ounce in the December quarter as a result of the weaker rand.
At the South African operations, operating costs decreased from R2,468 million (US$319 million) to R2,430 million (US$239 million), a decrease of 2 per cent in rand terms. This decrease was mainly due to the restructuring at
South Deep completed in the previous quarter and the lower summer electricity tariffs at all the operations. Total cash cost at the South African operations decreased by 3 per cent from R153,581 per kilogram (US$617 per ounce) to R148,944 per kilogram (US$472 per ounce).
Operating costs at the international operations, including gold-in-process movements, decreased by 3 per cent in dollar terms from US$217 million in the September quarter to US$211 million in the December quarter. This was mainly due to the weaker Australian dollar, despite including Cerro Corona for the first time this quarter. All operations in their local currency reduced costs quarter on quarter, except at St Ives as a result of an increase in its third party royalty. In rand terms costs increased from R1,682 million to
R2,079 million in the December quarter due to the weaker rand. Total cash cost at the international operations decreased by 18 per cent from US$616 per ounce in the September quarter to US$507 per ounce in the December quarter.
Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs plus capital expenditure and is reported on a per kilogram and per ounce basis – refer the detailed table on page 16 of this report. The objective is to provide the all-in costs for the Group, and for each operation, before royalties and greenfields
SOUTH AFRICAN RAND
Salient features
UNITED STATES DOLLARS
Six months to
Quarter
Quarter
Six months to
Dec
2007
#
Dec
2008
Dec
2007
#
Sept
2008
Dec
2008
Dec
2008
Sept
2008
Dec
2007
#
Dec
2008
Dec
2007
#
60,522
50,910
29,861       24,817
26,093  kg                   Gold
produced*
oz
(000)
839
798          960
1,637
1,946
99,988
153,685
101,532     153,461
153,893  R/kg
Total cash cost
$/oz
487
617          467
544
449
165,639
235,408
171,252     226,120
244,210  R/kg
Notional cash expenditure
$/oz
774
909          788
834
743
24,980
26,048
12,630       12,698
13,350  000                     Tons
milled                   000
13,350
12,698      12,630
26,048
24,980
162,857
234,413
170,488     217,586
250,058  R/kg                     Revenue                   $/oz
792
874          784
830
731
266
337
265           333
340  R/ton               Operating costs             $/ton
35
43            39
38
38
3,754
4,140
2,037        1,574
2,566  Rm                  Operating profit                $m
268
203           300
472
542
36
32
38             27
36  %                   Operating margin                 %
36
27            38
32
36
2,367
522
1,938             39
483  Rm
Net earnings
$m
54
5          281
59
342
363
80
297               6
74  SA c.p.s.
US c.p.s.
8
1            43
9
52
866
523
456             39
484  Rm
Headline earnings
$m
55
5            67
60
125
133
80
70               6
74  SA c.p.s.
US c.p.s.
8
1            10
9
19
1,011
663
603           120
542  Rm
Net earnings excluding
gains and losses on foreign
exchange, financial
instruments, exceptional
items and share of loss of
associates after taxation
$m
60
16            88
76
146
155
101
93            18
83  SA c.p.s.
US c.p.s.
10
2            13
12
22
* Attributable – All companies wholly owned except for Ghana (71.1%) and Cerro Corona (80.7%).
#
Prior period operational results exclude the discontinued assets sold during the December 2007 quarter i.e. the Venezuelan assets (Choco 10).

GOLD FIELDS RESULTS Q2F2009 I 2
exploration expenditure. The NCE per ounce is an important measure, as it determines how much free cash flow is generated before taxation. One of
Gold Fields’ objectives is to manage its NCE per ounce to approximately
US$725 per ounce and thereby focus on free cash flow.
The NCE for the Group for the December quarter amounted to R244,210 per kilogram (US$774 per ounce) compared with R226,120 per kilogram
(US$909 per ounce) in the September quarter. These figures include project expenditure at Cerro Corona and Tarkwa. This result was in line with the guidance adjusted for changes in the exchange rate. Applying September quarter exchange rates to the December quarter figures would result in the
NCE in rand and US dollar terms being similar quarter on quarter.
At the South African operations the NCE increased from R212,742 per kilogram (US$855 per ounce) in the September quarter to R214,277 per kilogram (US$679 per ounce) in the December quarter, which was in line with the guidance. At the international operations (including Cerro Corona) the
NCE decreased quarter on quarter from US$981 per ounce to US$891 per ounce.
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 63 per cent increase in operating profit from R1,574 million to R2,566 million and a 32 per cent increase in dollar terms from US$203 million to US$268 million. The Group operating margin was 36 per cent. The margin at the South African operations increased from
26 per cent to 39 per cent, while the margin at the international operations increased from 30 per cent to 33 per cent.
Amortisation
Amortisation increased from R902 million (US$117 million) in the September quarter to R1,033 million (US$104 million) in the December quarter. At the
South African operations amortisation increased from R462 million (US$60 million) to R480 million (US$48 million). This was mainly at Beatrix and
South Deep because of the higher gold production. At the international operations amortisation increased from R402 million (US$52 million) to R515 million (US$53 million). This was mainly due to the increase at Cerro Corona of R60 million (US$5 million) as well as the increase in production at Damang and St Ives, as well as the effect of the exchange rate movement.
Other
Net interest paid was R164 million (US$17 million) for the December quarter compared with R112 million (US$14 million) in the September quarter. This increase was mainly due to the higher debt levels, partly offset by an increase in the capitalisation of qualifying interest. In the December quarter interest of R30 million (US$3 million) was capitalized compared with R15 million (US$2 million) in the September quarter. In the December quarter interest paid of R210 million (US$22 million) was partly offset by interest received of R46 million (US$5 million). This compares with interest paid of
R153 million (US$19 million), partly offset by interest received of R41 million
(US$5 million) in the September quarter.
The share of losses of associates after taxation decreased from R104 million
(US$14 million) in the September quarter to R47 million (US$4 million) in the
December quarter. This decrease relates to a reduction in losses incurred by
Rusoro.
The gain on foreign exchange of R46 million (US$5 million) in the December quarter compares with a loss of R6 million (US$1 million) in the September quarter. The gain in the December quarter was mainly due to an exchange gain on the dollar proceeds received in respect of the South Deep fire insurance claim of US$17 million and an unrealised gain from translating our offshore insurance captive into its functional currency. The loss in the
September quarter was due to the conversion of offshore cash holdings into the functional currency i.e. rands.
The loss on financial instruments increased from R56 million (US$7 million) in the September quarter to R66 million (US$7 million) in the December quarter.
The loss in the December quarter was mainly due to a marked to market loss on diesel hedges in Ghana and Australia, which amounted to R52 million
(US$5 million) and R17 million (US$2 million) respectively. The loss in the
September quarter was mainly due to a marked to market loss on diesel hedges in Ghana and Australia, which amounted to R37 million (US$5 million) and R16 million (US$2 million) respectively.
Share based payments amounted to R94 million (US$9 million) in the
December quarter, which was similar to the September quarter.
Other costs increased from R21 million (US$3 million) in the September quarter to R52 million (US$6 million) in the December quarter. The majority of this increase was due to a R26 million (US$2.9 million) sale agreement adjustment with Orezone with reference to the sale of Essakane.
Exploration
Exploration expenditure increased from R68 million (US$9 million) in the
September quarter to R136 million (US$15 million) in the December quarter.
This increase was due to higher expenditure in Kazakhstan at the Talas joint venture and in China at the Sino alliance. Added to this was the translation effect of converting dollar expenditure at the 27 per cent weaker rand. Refer to the Exploration and Corporate Development section for more detail.
Exceptional items
The exceptional loss in the December quarter amounted to R5 million (US$2 million) compared with a gain of R114 million (US$15 million) in the
September quarter. The loss in the December quarter relates to the finalisation of restructuring costs at South Deep. The gain in the September quarter included a R132 million (US$17 million) insurance claim in respect of
South Deep, partially offset by R18 million (US$2 million) restructuring costs, also at South Deep.
Taxation
Taxation for the quarter amounted to R496 million (US$53 million) compared with R257 million (US$33 million) in the September quarter. The increase reflects the increase in profit before tax and the increase in non-deductible exploration costs for the quarter. The tax provision includes normal and deferred taxation at all operations, together with government royalties at the international operations.
Earnings
Net profit attributable to ordinary shareholders amounted to R483 million
(US$54 million) or 74 SA cents per share (US$0.08 per share), compared with R39 million (US$5 million) or 6 SA cents per share (US$0.01 per share)
in the September quarter.
Headline earnings i.e. earnings less the after tax effect of asset sales, impairments, the sale of investments and discontinued operations, amounted to R484 million (US$55 million) or 74 SA cents per share (US$0.08 per share), compared with earnings of R39 million (US$5 million) or 6 SA cents per share (US$0.01 per share) in the September quarter.
Earnings excluding exceptional items as well as net gains and losses on foreign exchange, financial instruments, losses of associates after taxation and discontinued operations amounted to R542 million (US$60 million) or 83
SA cents per share (US$0.10 per share), compared with earnings of R120 million (US$16 million) or 18 SA cents per share (US$0.02 per share)
reported in the September quarter.
Cash flow
The cash inflow from operating activities for the quarter amounted to R1,787 million (US$186 million), compared with a cash outflow of R32 million (US$1 million) in the September quarter. This quarter on quarter increase of R1,819 million (US$187 million) is due mainly to the increase in profit before tax of
R688 million (US$83 million), a working capital outflow of R577 million
(US$75 million) in the September quarter compared with an outflow of R269 million (US$22 million) in the December quarter and a decrease in taxation paid from R913 million (US$115 million) to R133 million (US$19 million).
Capital expenditure increased from R1,813 million (US$234 million) in the
September quarter to R2,345 million (US$239 million) in the December quarter. This increase was mainly due to the weaker rand and the finalisation of the Cerro Corona project.
At the South African operations capital expenditure increased from R788 million (US$102 million) in the September quarter to R907 million (US$91 million) in the December quarter. This increase of R119 million was mainly as a result of increased expenditure on trackless mining and fleet equipment at South Deep, and increased ore reserve development (ORD). Expenditure on ORD at Driefontein, Kloof, and Beatrix accounted for R100 million (US$10 million), R126 million (US$13 million), and R75 million (US$8 million)
respectively.
At the international operations capital expenditure increased from R1,014 million (US$131 million) to R1,430 million (US$147 million). This was mainly due to increased capital expenditure of R347 million (US$34 million) at Cerro
Corona as the project moved through commissioning into full production. In
Ghana, expenditure at Tarkwa increased by R86 million (US$7 million)
mainly on additions to the mining fleet. In Australia, at Agnew, capital expenditure increased by R22 million (A$2 million) due to increased development at the Waroonga underground complex and project costs to comply with the cyanide code.
Capital expenditure at the Cerro Corona mine in Peru amounted to R515 million (US$56 million) in the December quarter compared with R168 million
(US$22 million) in the September quarter. Sustaining capital for the quarter amounted to R144 million (US$18 million), while project capital amounted to
R371 million (US$38 million). Final project cost was in line with the approved vote of US$545 million.

3 I GOLD FIELDS RESULTS Q2F2009
Net cash outflow from financing activities in the December quarter amounted to R331 million (US$39 million). Loans received in the December quarter amounted to R833 million (US$83 million), mainly for funding of capital expenditure at Cerro Corona and refinancing of the South African loans.
Repayments of South African rand loans amounted to R1,173 million
(US$123 million) in the December quarter compared with R693 million
(US$90 million) in the September quarter. Net cash inflow from financing activities in the September quarter amounted to R2,598 million (US$336 million). This included loans received in the September quarter to fund capital expenditure at Cerro Corona and South Deep and due to funding of short term working capital needs.
Net cash outflow for the quarter was R895 million (US$92 million) compared with a net cash outflow of R126 million (US$14 million) in the September quarter. After accounting for a positive translation adjustment of R130 million
(negative US$28 million), the cash balance at the end of December was
R1,054 million (US$109 million). The cash balance at the end of September was R1,818 million (US$229 million).
Balance sheet (Investment and net debt)
Investments decreased from R4,861 million (US$613 million) at 30
September 2008 to R4,360 million (US$452 million) at 31 December 2008.
This decrease was mainly due to marked to market losses on the Gold Fields share portfolio. These marked to market losses have been accounted for in equity.
Net debt (long-term loans plus current portion of long-term loans less cash and deposits) has increased from R7,756 million (US$978 million) at 30
September 2008 to R9,354 million (US$970 million) at 31 December 2008.
This increase in total debt is as a result of translating the dollar debt at the weaker rand and the increase in borrowings incurred to fund capital expenditure at Cerro Corona and South Deep, and funding of working capital needs mainly at Cerro Corona. The debt includes dollar borrowings of
US$750 million, of which US$318 million is covered by a forward exchange contract, which was translated at US$1 = R9.64 in the December quarter compared with US$1 = R7.93 in the September quarter. R600 million
(US$61 million) of preference shares were redeemed during the December quarter.
Detailed and operational review
South African operations
Cost and revenue optimisation initiatives
During financial 2008, the South African operations reviewed the suite of projects under Project 500 and identified the following for implementation over the next two to three years.
Project 1M
Project 1M is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by an additional one metre to an average of at least eight metres per month by the end of financial 2010. This will be achieved through the following key improvement initiatives focusing on:
·  drilling and blasting practices;
·  cleaning and sweeping practices;
·  mining cycle and training.
The planned increase in face advance targets improved underground production, which will reflect in improved labour efficiencies and unit mining costs.
Project 2M
Project 2M is a technology initiative aimed at mechanising all flat-end development (i.e. development on the horizontal plane) at the long-life shafts of Driefontein, Kloof and Beatrix by the end of financial 2010. The aim of the project is to improve safety, productivity and increase reserve flexibility. It targets a mechanisation rate of 43 per cent of flat-end development in financial 2009, reaching 100 per cent by 30 June 2010.
During the quarter, 30 per cent (year-to-date 28 per cent) of flat-end development was achieved with mechanised equipment and machinery.
Project 3M
Project 3M is a suite of projects focused on reducing energy and utilities consumption, work place absenteeism and surface (“above-ground”) costs, including supply chain.
The energy and utilities projects, comprising power, diesel and the related consumption of air and water, targets savings of R130 million per annum at current tariff levels by the end of financial 2010, through a 10 per cent reduction in power consumption and a 20 per cent reduction in diesel; R70 million in financial 2009 and R60 million in financial 2010. These savings are against the baseline consumption for the financial year 2008.
Reducing energy and utility consumption at the operations mitigates the safety risk to employees of interruptible power supply, maintains integrity of equipment and machinery, and minimises the erosion of operating margins arising from higher tariffs and oil prices.
Some of the key initiatives include on-line monitoring of power consumption, improved main fan vane controls, energy efficient lighting and pumping, replacement of compressed air drills with electric drills at long life shafts and reducing air and water wastage through stope shut-off valves. In the case of diesel, stricter controls have been enforced, supported by the continued
replacement of diesel locos with battery locos and upgrading of the old surface vehicle fleet.
The savings from these projects during the quarter amounted to R28 million
(year-to-date: R63 million), comprising R24 million (year-to-date: R58 million)
on power and R4 million (year-to-date: R5 million) on diesel. The average power consumed for the quarter was 3 per cent below the baseline of 561
Mega watt power. The average diesel consumption for the quarter was 11 per cent lower than the baseline of 2.1 million litres. The high diesel saving in the quarter was mainly due to reduced consumption.
The management of work place absenteeism project (“Unavailables project”)
aims to reduce the impact on lost production and costs arising from work place absenteeism. This project aims to reduce work place absenteeism by
4 per cent by 2010, from the current 11 per cent. A target of 2 per cent in each of financial 2009 and 2010 has been set. This is planned by way of a series of aggressive initiatives to optimise time spent by employees in training, induction and the engagement and health care assessment processes, through the creation of a one-stop engagement and health assessment centre for the West Wits operations. Stricter controls have been implemented to manage absenteeism and the abuse of sick leave. The wellness programmes, which aims at promoting employee fitness and a healthy lifestyle, will continue. Improving employee and union relations remains critical to reducing the impact of work place absenteeism due to strikes or stay-aways.
Unavailables (excluding annual leaves) have reduced from 13 per cent to 11 per cent quarter on quarter, largely due to a reduction in non-core training at the operations and reduced incidences of industrial action.
The above-ground cost project aims to reduce surface costs by at least R100 million per annum. Various initiatives are in place, including a review of above-ground surface labour, improved workshop performance, more effective salvage and reclamation programmes, enhancing the procurement process and more efficient management of stores through a rigorous application of standards and norms. The impact of the global economic crisis effectively stopped the rampant inflation experienced previously over various input commodities, with decreases in copper, steel, fuel, explosives etc, despite the weakening of the rand. The deflationary trend should continue or constrain further increases over the next quarter.
During the quarter R59 million (year-to-date: R92 million) cost savings were realised under this project as follows:
·  Contracted capital and working cost benefits of around R27 million (year-
     to-date: R35 million) from copper rise-and-fall price reductions and negotiated price reductions on mainly steel, coal and chemicals;
·  R16 million (year to date: R29 million) cost avoidance benefits were achieved in various other areas such as steel products, transport and support products;
·  R16 million (year-to-date: R28 million) in benefits were achieved through settlement discounts and efficiency related savings.
International operations
Integrated continuous improvement initiatives and
strategic sourcing / contract benefits achieved
Cost savings from contracted rise-and-fall mechanisms presented themselves during the December quarter as anticipated and in addition, continuous improvement cost optimization benefits were achieved across multiple initiatives at all International operations. Consolidated total cost benefits of around US$11 million were achieved for the International operations for the quarter. Financial year 2009 year to date cumulative benefits are now standing at approximately US$18 million.
Australia
December quarter diesel rise-and-fall price reductions continued and resulted in cost reductions for Australia of around A$2 million. In addition, around A$3 million total cost benefits were achieved through underground improvement project initiatives, optimised water supply contracts at St Ives and toll

GOLD FIELDS RESULTS Q2F2009 I 4
treatment of ore at Agnew. The St Ives open pit improvement project commenced and continuous improvement opportunities have been identified.
Ghana
Diesel rise-and-fall price reductions in Ghana added around US$3 million savings during the December quarter. In addition, around US$1 million benefits were achieved in areas such as grinding media, general mining consumables and sulphuric acid tendered cost savings, as well as rise-and-
fall savings from explosives and grinding ball price related decreases. The explosives rise-and-fall reduction and benefits as a result of the completion of the Tarkwa on-site explosives emulsion plant are expected to start flowing through in the March quarter.
Peru
During the December quarter US$3 million of benefits were realised through reduced shipping rates, improved crane rental rates, local lime supplier development, reduction of mill ball prices and reduction of some on-site contractor services. Due to the legislated diesel practices in Peru, fuel prices remained consistent quarter on quarter.
South African operations
Royalty bill
The Mineral and Petroleum Resources Royalty Act. was published in the
Government Gazette No. 31635 of 24 November 2008. The Act comes into operation on 1 May 2009 and applies in respect of gold and other minerals sold on or after that date.
The royalty in respect of refined mineral resources is calculated by multiplying the gross sales by the percentage determined in accordance with a formula. The formula for refined minerals is = 0.5 plus (earnings before interest and taxes) divided by (gross sales multiplied by 12,5) calculated as a percentage. A cap of 5 per cent has also been introduced on refined minerals.
Driefontein
December
2008
September
2008
Gold produced
- kg
6,063
6,428
-
000’ozs
194.9
206.7
Yield  - underground
- g/t
7.4
8.1
- combined
- g/t
3.8
4.2
Total cash cost
- R/kg
137,886
130,149
-
US$/oz
437
523
Notional cash expenditure   - R/kg
186,459
169,306
-
US$/oz
591
680
Gold production decreased by 6 per cent from 6,428 kilograms (206,700 ounces) in the September quarter to 6,063 kilograms (194,900 ounces) in the
December quarter. This was 7 per cent below market guidance of 6,500 kilograms. The decrease in production was attributable to two seismic events. The first an event of 3.1 magnitude at 1 shaft on 2 October 2008 and the second an event of 2.4 magnitude at 5 shaft on 15 October 2008. The second event resulted in two fatalities. The resultant section 54 stoppage issued by The Department of Minerals and Energy and the consequent decision to exit various high grade areas at 5 shaft following the fatalities, contributed to a decline in grade at this shaft of 1.3 grams per ton or approximately 550 kilograms. The seismic event at 5 shaft caused a loss of relatively high grade ore which was replaced with low grade ore. The seismic event at 1 shaft damaged footwall development on 36 level and this affected both volume and grade causing a loss of approximately 185 kilograms of gold.
As a result of these events, underground yield decreased from 8.1 grams per ton to 7.4 grams per ton. This was partly offset by an increase in underground tonnage from 724,000 tons in the September quarter to 751,000 tons in the December quarter due to the backlog secondary support programme during the quarter having less impact on stoping, tramming and hoisting than in the previous quarter. Surface tonnage increased from
812,000 tons to 857,000 tons, offset by the yield which reduced from 0.7 grams per ton to 0.6 grams per ton mainly due to the mix of surface sources.
Main development decreased by 9 per cent for the quarter and on-reef development decreased by 24 per cent, mainly as a result of a significant number of development crews being utilized for the full quarter to assist with the backlog secondary support programme. Similar to September quarter, most of the on-reef development for the quarter was done in prospecting areas at the lower grade 8 shaft due to other development crews redeployed to secondary support. The average development value increased to 841
cm.g/t in the December quarter compared with 833 cm.g/t in the September quarter. These development values are not representative of Driefontein as development was done mainly at the lower grade 8 shaft.
Operating costs decreased from R881 million (US$114 million) to R877 million (US$86 million). The decrease in operating cost is mainly attributable to a reduction in electricity costs due to the lower summer tariff rates partly offset by an increase in overtime due to additional voluntary production shifts worked. Total cash cost increased 6 per cent in rand terms from R130,149 per kilogram to R137,886 per kilogram and reduced 17 per cent in US dollar terms, from US$523 per ounce to US$437 per ounce.
Operating profit increased from R509 million (US$66 million) in the
September quarter to R662 million (US$68 million) in the December quarter as a result of the higher rand gold price received.
Capital expenditure increased from R208 million (US$27 million) to R254 million (US$26 million), in line with the forecast. The increase was mainly due to increased expenditure on capitalised off-reef development (R24 million), high and low density accommodation upgrades (R13 million) and rail track upgrades (R8 million).
Notional cash expenditure increased from R169,306 per kilogram (US$680 per ounce) to R186,459 per kilogram (US$591 per ounce) mainly due to the decrease in gold output and increased capital expenditure.
The forecast for the March quarter is as follows:
· Gold produced – 6,900 kilogram (221,800 ounces)
· Total cash cost* – R120,000 per kilogram (US$375 per ounce)
· Capital expenditure* – R292 million (US$29 million)
· Notional cash expenditure* – R167,000 per kilogram (US$520 per ounce)
* Based on an exchange rate of US$1 = R10.00.
The planned increase in gold production is mainly due to improved volumes from 1 shaft, 4 shaft and 5 shaft, as well as improved grades from 5 shaft and surface material and despite the traditional Christmas break. Old gold recovery is expected to continue building up at 6 shaft and 10 shaft, and there may be a possibility of some recovery at 7 shaft. Total cash cost is expected to decrease due to the anticipated higher production. The increased capital expenditure is due to the water plant project, housing upgrades, ORD and other sustaining projects.
Kloof
December
2008
September
2008
Gold produced
- kg
4,717
4,871
-
000’ozs
151.7
156.6
Yield  - underground
- g/t
7.5
7.7
- combined
- g/t
6.1
5.0
Total cash cost
- R/kg
156,689
153,747
-
US$/oz
496
618
Notional cash expenditure    - R/kg
216,981
210,142
-
US$/oz
687
844
Gold production decreased by 3 per cent from 4,871 kilograms (156,600 ounces) in the September quarter to 4,717 kilograms (151,700 ounces) in the
December quarter. This is 12 per cent higher than the market guidance given for the December quarter largely due to higher than planned grades.
The quarter on quarter decrease in production of 154 kilograms was as a result of the planned decrease in toll mining of surface waste at South Deep due to priority given to their surface clean-up and down time on ball mills.
Despite the continued impact of the Main shaft rehabilitation programme, a section 54 four-day mine-wide work stoppage resulting from a fatal at 8 shaft and a fire at 7 shaft which started in the previous quarter, underground tonnage increased from 603,000 tons to 614,000 tons. The increase in underground tonnage was offset by a decrease in yield from 7.7 grams per ton to 7.5 grams per ton.
Total main development decreased by 13 per cent for the quarter while on-
reef development was similar to the previous quarter. Off-reef development was lower as a result of the logistical constraints due to the Main shaft rehabilitation programme. The average development value increased by 20 per cent to 1,907cm.g/t in the December quarter.
Operating costs decreased by 2 per cent from R785 million (US$102 million)
in the September quarter to R773 million (US$76 million) in the December quarter. The decrease in operating costs is mainly attributable to a reduction in electricity costs due to the lower summer tariffs. This was partially offset

5 I GOLD FIELDS RESULTS Q2F2009
by a decrease in the ORD drop-out to capital which was lower than the
September quarter as a result of the planned decrease in off-reef development during the Main shaft rehabilitation programme. As a consequence of the lower gold output total cash cost increased 2 per cent from R153,747 per kilogram to R156,689 per kilogram.
Operating profit increased from R274 million (US$35 million) in the
September quarter to R426 million (US$44 million) in the December quarter mainly due to the higher gold price.
Capital expenditure at R251 million (US$25 million) increased by 5 per cent compared with the previous quarter’s expenditure of R238 million (US$31 million). This increase was mainly due to the Main shaft rehabilitation programme cost. The Main shaft rehabilitation programme work was completed during December 2008 as planned at a total cost of R39 million
(US$4 million).
Notional cash expenditure increased by 3 per cent from R210,142 per kilogram to R216,981 per kilogram due to the lower production and increased capital expenditure.
The forecast for the March quarter is as follows:
· Gold produced – 6,100 kilogram (196,100 ounces)
· Total cash cost* – R120,000 per kilogram (US$375 per ounce)
· Capital expenditure* – R275 million (US$27 million)
· Notional cash expenditure* – R170,000 per kilogram (US$530 per ounce)
* Based on an exchange rate of US$1 = R10.00.
Gold production for the March quarter is forecast to increase by about 30 per cent compared with the December quarter following the completion of the
Main shaft rehabilitation programme. This increase is despite the traditional slow start up after the Christmas break that affects all of the South African operations. Total cash cost per ounce should decrease in the March quarter as a result of the higher gold production. Capital expenditure is planned to increase to around R275 million (US$27 million) largely due to the increase in
ORD drop out, which is expected to return to normal levels following the completion of the Main shaft rehabilitation programme.
Beatrix
December
2008
September
2008
Gold produced
- kg
3,320
3,156
-
000’ozs
106.7
101.5
Yield                                -
g/t                                4.2
4.0
Total cash cost
- R/kg
144,759
150,982
-
US$/oz
459
607
Notional cash expenditure   - R/kg
195,723
206,622
-
US$/oz
620
830
Gold production at Beatrix increased by 5 per cent from 3,156 kilograms
(101,500 ounces) in the September quarter to 3,320 kilograms (106,700 ounces) in the December quarter. This is lower than the guidance of 3,450 kilograms (111,000 ounces) due to reduced mining volumes, flooding of the winder room at 4 shaft following excessive rain and increased ore accumulations underground resulting in a deterioration in the mine call factor quarter on quarter. Tons milled increased from 790,000 tons to 798,000 tons and the yield increased from 4.0 grams per ton in the September quarter to
4.2 grams per ton for the December quarter, due to an improved mining mix.
The overall tonnage increase is as a result of continued mine clean-up and a slightly higher stope width.
Development volumes showed a 13 per cent quarter on quarter reduction due to a focus on safety by cleaning up haulages and removing mud accumulations, with total main development decreasing to 8,054 metres and main on-reef development increasing by 189 metres to 1,808 metres. The main on-reef development values were 34 per cent higher than the previous quarter at 1,104 cm.g/t.
Operating costs increased marginally from R499 million (US$60 million) in the previous quarter to R503 million (US$50 million) in the current quarter.
The increase in costs was mainly due to production incentives and overtime worked, offset by a reduction in electricity due to the lower summer tariff rates. Total cash cost decreased by 4 per cent from R150,982 per kilogram in the September quarter to R144,759 per kilogram in the December quarter.
Operating profit increased by 90 per cent from R184 million (US$24 million)
in the September quarter to R349 million (US$37 million) in the December quarter mainly due to the increased production and the higher rand gold price received.
Capital expenditure decreased by 5 per cent, from R154 million (US$20 million) in the September quarter to R147 million (US$14 million) in the
December quarter mainly due to lower expenditure on the 3 shaft project and lower ORD.
Notional cash expenditure decreased from R206,622 per kilogram (US$830 per ounce) to R195,723 per kilogram (US$620 per ounce) mainly due to the increased production.
The forecast for the March quarter is as follows:
· Gold produced – 3,300 kilogram (106,100 ounces)
· Total cash cost* – R147,000 per kilogram (US$460 per ounce)
· Capital expenditure* – R150 million (US$15 million)
· Notional cash expenditure* – R199,000 per kilogram (US$620 per ounce)
* Based on an exchange rate of US$1 = R10.00.
Despite the effects of the Christmas break which fully impacts the March quarter, gold production and costs for the March quarter are forecast to be similar to the December quarter.
International operations
Ghana
Tarkwa
December
2008
September
2008
Gold produced
- 000’ozs
139.3
156.3
Yield  - heap leach
- g/t
0.6
0.7
- CIL plant
- g/t
1.4
1.6
- combined
- g/t
0.8
0.9
Total cash cost
- US$/oz
563
548
Notional cash expenditure   - US$/oz
1,078
1,029
Gold production decreased by 11 per cent from 156,300 ounces to 139,300 ounces in the December quarter. The guidance for the December quarter was 150,000 ounces due to the tie-in of the CIL expansion. The shortfall between actual performance and guidance is mainly attributable to a GIP build-up in the North and South heap leach pads as relatively high grade ore was stacked close to quarter end. The CIL expansion was successfully commissioned at the end of the quarter and achieved name plate capacity
(36,000 tons per day which equates to one million tons per month) on 23
December 2008.
Total tons mined, including capital stripping, increased from 30.9 million tons to 34.3 million tons due to the need to strip sufficient waste for ore feed to the
CIL expansion. Ore mined increased from 5.5 million tons in the September quarter to 5.7 million tons in the December quarter. The head grade of 1.18 grams per ton was a reduction from last quarter’s 1.21 grams per ton as per the mine schedule. The strip ratio increased from 4.58 in the September quarter to 5.01 in the December quarter which is in line with the life of mine strip ratio.
Total feed to the heap leach sections decreased to 4.01 million tons in the
December quarter compared with 4.15 million tons for the September quarter. Heap leach yield for the quarter decreased to 0.63 grams per ton compared with 0.66 grams per ton due to the GIP build-up at the North and
South heap leach as a result of the high grade stacking at quarter end. The heap leach facilities produced 81,000 ounces, 8 per cent lower than the
88,000 ounces produced in the September quarter. This shortfall is planned to be released from GIP in the March quarter.
The total feed to the CIL plant was 1.37 million tons compared with 1.35 million tons in the September quarter. CIL yield was 1.4 grams per ton against 1.6 grams per ton for the September quarter. The CIL plant produced 58,000 ounces in the December quarter compared with 68,200 ounces in the September quarter, mainly due to normal GIP build-up which is in line with the commissioning of a plant of this size.
Operating costs, including GIP movements, was US$8 million lower than for the September quarter at US$78 million (R775 million). The lower operating cost is mainly due to the impact of lower power costs and fuel prices.
Operating profit at US$34 million (R351 million) in the December quarter was lower than the US$50 million (R388 million) in the September quarter as a result of lower production and lower gold price achieved.
Capital expenditure decreased from US$72 million (R556 million) to US$65 million (R642 million) for the quarter, with expenditure on the CIL expansion
(US$33 million), mining equipment (US$11 million) and pre-stripping at the

GOLD FIELDS RESULTS Q2F2009 I 6
Teberebie cutback (US$17 million) being the major capital expenditure items for the quarter. Major capital expenditure for the CIL expansion is now completed at a cost of US$173 million. The overrun from the original estimate of US$168 million is primarily due to the extension of time.
Notional cash expenditure (NCE) for the quarter was US$1,078 per ounce against the previous quarter’s US$1,029 per ounce, reflecting the planned higher capital spend on the CIL expansion in the December quarter.
Forecast for the March quarter is as follows:
· Gold produced – 190,000 ounces
· Total cash cost – US$485 per ounce
· Capital expenditure – US$35 million
· Notional Cash Expenditure – US$680 per ounce.
The forecast increase in gold production is attributable to production from the newly commissioned CIL plant expansion and the release of heap leach GIP.
Unit cash cost is expected to decrease due to the higher gold production.
NCE is forecasted to decrease due to the reduction in capital expenditure and higher production levels.
Damang
December
2008
September
2008
Gold produced - 000’ozs
50.4
44.0
Yield - g/t
1.3
1.2
Total cash cost - US$/oz
622
790
Notional cash expenditure - US$/oz
753
895
Gold production increased 15 per cent from 44,000 ounces in the September quarter to 50,400 ounces in the December quarter which was in line with guidance. This was mainly due to an increase in yield from 1.2 grams per ton to 1.3 grams per ton and improved plant availability, which in turn increased the mill throughput from 1.1 million tons to 1.2 million tons.
Total tons mined, including capital stripping reduced from 6.2 million tons in the September quarter to 4.6 million tons in the December quarter. Mining returned to historical levels as the crushed ore stockpile build-up was completed in the September quarter. The crushed ore stockpile has been deliberately increased due to the impending rebuild of the primary crusher.
The ore mined also decreased from 1.13 million tons to 1.12 million tons.
The strip ratio decreased from 4.5 to 3.2 in the December quarter due to the major stripping being completed in the DPCB in the September quarter.
Operating costs, including gold-in-process movements decreased from
US$35 million (R270 million) to US$32 million (R315 million). The decrease in costs was mainly attributable to the lower tons mined together with a decrease in diesel and power costs. Total cash cost decreased from US$790 per ounce to US$622 per ounce, reflecting the increase in production.
Operating profit for the December quarter amounted to US$9 million (R83 million) compared with the US$3 million (R26 million) achieved in the
September quarter.
Capital expenditure at US$3 million (R34 million) was slightly lower than the
US$4 million (R30 million) spent in the September quarter, with the majority of this expenditure on the Rex pit development and exploration.
Notional cash expenditure for the quarter was lower at US$753 per ounce compared with the previous quarter’s US$895 per ounce mainly as a result of the decrease in costs and higher production. The primary crusher is planned for rebuild in the quarter dependant on critical parts arrival. This will not impact the planned production. A mobile crusher will be commissioned in the middle of the March quarter to provide mill blending flexibility with the crushing of higher grade mill.
Forecast for the March quarter is as follows:
· Gold produced – 52,000 ounces
· Total cash cost – US$610 per ounce
· Capital expenditure – US$4 million
· Notional cash expenditure – US$720 per ounce.
Gold production is expected to increase in the March quarter due to minor mining and blending adjustments.
Peru
Cerro Corona
December
2008
September
2008
Gold produced
- 000’oz
26.1
6.8
Copper produced
- tons
6,200
750
Total equivalent gold produced - 000’ eq oz
61.5
12.4
Total equivalent gold sold
- 000’ eq oz
65.5
-
Yield - gold
- g/t
0.8
0.5
- copper
- %
0.59
0.17
- combined
- g/t
1.6
0.9
Total cash cost
- US$/ eq oz
355
-
Notional cash expenditure
- US$/ eq oz
1,201
2,289
Production exceeded guidance and the Cerro Corona operations reached design capacity.
Production of 61,500 equivalent ounces was recorded during the December quarter, compared with 12,400 equivalent ounces in the September quarter.
The September quarter included one month’s production compared with a full quarter’s production in the December quarter. During the December quarter concentrate with payable content of 32,100 ounces of gold was sold at an average gold price of US$817 per ounce and 6,500 tons of copper at an average copper price of US$2,113 per ton, net of treatment and refining charges.
The table below demonstrates the production sensitivity impact of the copper and gold price relationship on equivalent ounce calculations.
Guidance
at start of
Sept
quarter
Actual
production
determined
at guidance
prices
Actual
production
and actual
prices
March
quarter
forecast
Gold price
- US$/oz
800
800
790
850
Copper price
- US$/t
5,000
5,000
4,501
3,200
Gold produced
- oz
25,400
26,100
26,100
34,560
Copper produced
- tons
4,600
6,200
6,200
7,300
Copper equivalent as gold
- oz
28,700
38,840
35,400
27,470
Total gold equivalent
- eq oz
54,100
64,940
61,500
62,030
Gold equivalent = gold produced (ounces) plus {[copper produced (tons)
multiplied by copper price (US$ per ton)] divided by gold price (US$ per ounce)}.
Ore processed increased from 441,000 tons in the September quarter to
1,199,000 tons in the December quarter, with concentrate production at
35,000 dry metric tons in the December quarter compared with 6,000 dry metric tons in the September quarter. Gold yield for the quarter was 0.80 grams per ton and copper yield was 0.59 per cent.
Total tons mined decreased from 1.89 million tons in the September quarter to 1.74 million tons during the December quarter. Ore mined increased from
1.08 million tons to 1.27 million tons. The overall strip ratio for the December quarter was 0.3 compared with the life of mine strip ratio of 0.66.
Operating costs accounted for the first time this quarter, amounted to US$26 million (R222 million). Cash cost for the quarter was reported at US$355 per equivalent ounce sold.
Operating profit for the quarter amounted to US$15 million (R131 million).
Capital expenditure increased from US$22 million (R168 million) in the
September quarter to US$56 million (R515 million) in the December quarter, due to the completion of the project (US$38 million) and construction work on the Las Aguilas Tailings Management facility (US$15 million). Project expenditure was in line with the vote of US$545 million.
Notional cash expenditure for the December quarter at US$1,201 per equivalent ounce compares with US$2,289 per equivalent ounce in the
September quarter. The quarter on quarter reduction reflects the effect of the
December quarter ongoing build-up to commercial levels of production.
The forecast for the March 2009 quarter is as follows:

7 I GOLD FIELDS RESULTS Q2F2009
· Metals (gold and copper) produced – 62,000 equivalent ounces*
· Gold produced – 34,600 ounces
· Copper produced – 7,300 tons
· Total cash cost – US$450 per equivalent ounce
· Capital expenditure – US$20 million
· Notional cash expenditure – US$800 per equivalent ounce
* Equivalent ounces are based on a gold price of US$850 per ounce and copper price of US$3,200 per ton. At December quarter market guidance prices of US$800 per ounce for gold and US$5,000 per ton for copper, the equivalent ounces for the March quarter would be 80,000 equivalent ounces.
The life of mine sustaining capital is expected to average around US$10 million per quarter, which level is to be achieved by 2010. This will reduce the NCE to about US$625 per ounce assuming the same gold and copper content as forecast in the March quarter. The increase in metals produced reflects the mine operating at design capacity for the full quarter. The reduction in notional cash expenditure for the quarter is due to higher equivalent ounces being produced and lower capital expenditure.
Australia
St Ives
December
2008
September
2008
Gold produced
- 000’ozs
108.7
101.2
Yield  - heap leach
- g/t
0.5
0.4
- milling
- g/t
2.5
2.5
- combined
- g/t
1.8
1.7
Total cash cost
- A$/oz
807
786
-
US$/oz
551
708
Notional cash expenditure  - A$/oz
996
1,095
-
US$/oz
679
986
Gold production increased by 7 per cent from 101,200 ounces in the
September quarter to 108,700 ounces in the December quarter which compares well with the guidance of 110,000 ounces.
Gold produced from the Lefroy mill increased by 8 per cent from 92,200 ounces to 99,700 ounces. This increase was due to a 5 per cent increase in tons milled to 1.23 million tons as the head grade was consistent with the
September quarter at 2.7 grams per ton.
Gold produced from heap leach was consistent with the previous quarter at
9,000 ounces. Tons treated from the heap leach decreased from 646,000 tons to 610,000 tons, while recoveries improved from 53 per cent to 60 per cent. Head grade remained constant at 0.8 grams per ton.
At the open pit operations 1.3 million tons of ore were mined for the quarter, marginally down on the 1.4 million tons of ore mined in the September quarter. Grade decreased from 1.7 grams per ton to 1.2 grams per ton. The decrease in grade was due to the completion of mining at the higher grade
North Revenge and Cave Rocks open pits. The average strip ratio including capital waste was 5.8 in the December quarter, compared with 4.7 in the
September quarter.
At the underground operations 324,000 tons of ore was mined at 5.4 grams per ton for the quarter, compared with 248,000 tons of ore mined at 4.7 grams per ton in the September quarter. The increase in volumes was due to a full quarter of production at the higher grade Belleisle, which achieved full production levels in the previous quarter, and an increase from Cave Rocks which achieved full production during December.
Operating costs, including gold-in-process movements, increased from A$81 million (R565 million) in the September quarter to A$90 million (R601 million)
in the December quarter. The increase was due to a A$4 million increase in royalty costs due to the increased ounces produced and a stronger Australian dollar gold price. In addition underground mining costs which increased by
A$6 million due to increased volumes at Belleisle and Cave Rocks which reached full production. Total cash cost increased from A$786 per ounce
(US$708 per ounce) to A$807 per ounce (US$551 per ounce). The increase in cash cost is directly attributable to the impact of the Australian dollar gold price on royalties.
Operating profit increased from A$19 million (R133 million) to A$40 million
(R268 million) due to the increased ounces produced and the stronger
Australian dollar gold price.
Capital expenditure decreased from A$30 million (R212 million) in the
September quarter to A$24 million (R162 million) in the December quarter.
Mine development of A$21 million (R2 million) included continued
development at Cave Rocks and the Argo mine and waste stripping at the future Agamemnon South and Grinder pits. The decrease in capital was primarily due to reduced capital development at Belleisle.
Notional cash expenditure decreased from A$1,095 (US$896) per ounce to
A$996 (US$679) per ounce due to the increase in ounces produced and reduction in capital expenditure.
The forecast for the March quarter is as follows:
· Gold produced – 113,000 ounces
· Total cash cost* – A$750 (US$500) per ounce
· Capital expenditure* – A$30 million (US$20 million)
· Notional cash expenditure* – A$1,030 (US$690) per ounce
* Based on A$1=US$0.67.
The gold production increase is in line with the increase in the planned production from the new underground mines at Cave Rocks and Belleisle.
Agnew
December
2008
September
2008
Gold produced
- 000’ozs
45.0
52.2
Yield                                -
g/t                                 5.5
5.3
Total cash cost
- A$/oz
543
548
-
US$/oz
371
494
Notional cash expenditure  - A$/oz
809
653
-
US$/oz
552
588
Gold production was in line with guidance, but decreased by 14 per cent from
52,200 ounces in the September quarter to 45,000 ounces in the December quarter. The reduction in tons processed from 308,000 in the September quarter to 253,000 in the December quarter is due to depletion of low grade stockpiles, specifically the end of the Songvang material. The mine undertook a toll treatment campaign of 67,000 tons in the quarter which offset the completion of the low grade stockpiles somewhat. There are sufficient other low grade stockpiles to maintain a steady mill feed of 90,000 tons per month for the life of the current reserve.
Ore mined from underground remained relatively stable with only a slight reduction from 173,000 tons in the September quarter to 169,000 tons in the
December quarter.
Kim Lode production increased 30 per cent from 98,000 tons in the
September quarter at a grade of 11.3 grams per ton to 127,000 tons in the
December quarter at a grade of 9.5 grams per ton. The decrease in grade is a function of the mining sequence as the grade varies along strike. Main
Lode production decreased 45 per cent from 70,000 tons in the September quarter at a grade of 4.0 grams per ton to 38,000 tons at a grade of 4.8 grams per ton. The decrease was due to the reduced equipment availability.
Although equipment availability issues were experienced in the middle of the quarter, this has been resolved. In the March quarter ore mined from underground is expected to increase due to productivity improvements.
Operating costs, including gold-in-process, decreased 17 per cent from A$29 million (R203 million) in the September quarter to A$25 million (R167 million)
in the December quarter. The decrease in operating cost was the result of lower underground mining volumes, toll treatment offsets and decreased gold-in-process movements due to the depletion of Songvang surface stockpiles. Total cash cost at A$543 per ounce (US$371 per ounce) in the
December quarter was marginally lower than the A$548 per ounce (US$494 per ounce) in the September quarter.
Operating profit increased from A$23 million (R158 million) in the September quarter to A$30 million (R199 million) in the December quarter. This was due primarily to the increased revenue from a higher Australian dollar gold price and lower operating costs.
Capital expenditure increased from A$7 million (R49 million) in the
September quarter to A$12 million (R78 million) in the December quarter.
The higher expenditure included a planned increase in underground capital development and cyanide code compliance project work.
Notional cash expenditure increased from A$653 per ounce (US$588 per ounce) in the September quarter to A$809 per ounce (US$552 per ounce) in the December quarter. This was due to the increased capital expenditure and the decrease in gold production (lower underground production and the impact of the toll treatment campaign).

GOLD FIELDS RESULTS Q2F2009 I 8
The forecast for the March quarter is as follows:
· Gold produced – 50,000 ounces
· Total cash cost* – A$530 per ounce (US$355)
· Capital expenditure – A$14 million (US$9 million)
· Notional cash expenditure – A$800 per ounce (US$540)
* Based on A$1=US$0.67.
Gold production for the March quarter is expected to increase due to higher levels of production from Main Lode. However, Main Lode is lower grade than the Kim Lode and therefore head grade is expected to decrease in the quarter which will realise only minor reductions in cash costs. Capital expenditure includes increased underground capital development at Kim
Lode and Main Lode.
Capital and development projects
South Deep project
December
2008
September
2008
Gold produced
- kg
1,471
849
-
000’ozs
47.3
27.3
Yield  - underground
- g/t
6.8
5.1
- combined
- g/t
5.2
4.4
Total cash cost
- R/kg
179,130
339,694
-
US$/oz
567
1,365
Notional cash expenditure   - R/kg
362,135
579,270
-
US$/oz
1,147
2,328
Gold production at South Deep increased by 73 per cent from 849 kilograms
(27,300 ounces) in the September quarter to 1,471 kilograms (47,300 ounces) in the December quarter. This is slightly above the guidance of
1,460 kilograms. This increase was due to an increase in underground mining volumes and grade. Underground ore tons increased from 157,000 tons to 205,000 tons in line with the objective of gradually increasing production. The increase in tonnage from the high grade 95 2 and 3 West trackless areas had a positive impact on the underground yield.
Development increased by 69 per cent for the December quarter from 1,289 metres to 2,180 metres. The new mine capital development in phase 1, sub
95 level, increased for the quarter from 69 metres to 582 metres.
Development in the current mine areas above 95 level increased from 1,220 metres to 1,598 metres.
Operating costs decreased by 9 per cent from R303 million (US$39 million) in the September quarter to R277 million (US$27 million) in the December quarter. This was mainly due to the reduced labour costs emanating from the restructuring that commenced in August 2008 and was substantially completed by the end of September 2008. The restructuring resulted in
2,047 employees taking up voluntary separation packages. Reduced electricity costs due to the lower summer tariff rates also contributed to this decrease. Total cash cost decreased by 47 per cent from R339,694 per kilogram (US$1,365 per ounce) in the September quarter to R179,130 per kilogram (US$567 per ounce) in the December quarter as a result of the increased gold production and decreased costs.
Operating profit of R98 million (US$13 million) was realised in the December quarter compared with the September quarter’s operating loss of R119 million (US$15 million) due to the higher production, the higher rand gold price and the lower cost structure.
Capital expenditure increased from R189 million (US$24 million) in the
September quarter to R256 million (US$26 million) in the December quarter in line with the planned project build-up. The increased expenditure was mainly on development, equipment and the residential housing project.
Approximately 40 per cent of this capital expenditure was funded internally.
Notional cash expenditure decreased by 37 per cent from R579,270 per kilogram (US$2,328 per ounce) to R362,135 per kilogram (US$1,147 per ounce).
The forecast for the March quarter is as follows:
· Gold produced – 1,600 kilogram (51,400 ounces)
· Total cash cost* – R172,000 per kilogram (US$535 per ounce)
· Capital expenditure* – R280 million (US$28 million)
· Notional cash expenditure* – R356,000 per kilogram (US$1,100 per ounce)
* Based on an exchange rate of US$1 = R10.00.
Total cash cost will decrease in the March quarter as a result of the higher gold production, while notional cash expenditure should be similar as the increase in production is likely to be offset by the planned increase in capital expenditure. This increase is mainly due to the purchase of additional equipment.
South Deep will continue to focus on delivering the build-up to the planned development metres, completion of the Twin shaft infrastructure, implementation of the mechanized mining method for the de-stress cut in the massives mining projects and delivery of increased production.
Uranium project
This project is focused on exploring the economic potential of processing the
Gold Fields South African tailings dams for the recovery of uranium and the related by-products of gold and sulphur. Significant progress has been made over the past quarter with respect to the different pre-feasibility and feasibility activities.
The estimated in-situ historical tailings opportunity is estimated at approximately 402 million tons at 65 grams per ton uranium content, producing 58 million pounds of uranium and 4.2 million ounces of gold. The in-situ underground resource is estimated at 205 million tons at a grade of 95 grams per ton uranium content producing 41 million pounds of uranium, post mine call factor and post mining dilution.
The drilling of the historical tailings facilities on the West Wits operations is nearing completion, with drilling on nine of the thirteen tailings storage facilities (TSF’s) already complete. A further thirty holes will be required to complete three of the remaining TSF’s. Drilling on the last remaining TSF has commenced with three drill rigs currently being allocated to the
Driefontein no. 4 TSF. A total of 962 holes have been completed to date with approximately 206 holes remaining. Approximately 13,800 samples have been submitted to three laboratories for gold, uranium and sulphur analysis.
A SAMREC compliant resource should be completed by June 2009.
Engineering and Projects Company (EPC) has been appointed to conduct a feasibility study on the run-of-mine Driefontein tailings treatment operation
(DTO), as well as a pre-feasibility study on the historical treatment tailings operation (HTO) process. Proposed process flow diagrams have been developed for both projects. A number of trade-off studies are still in progress with respect to the HTO process, and to determine the most suitable and financially viable option for this project. A pre-feasibility study on the DTO was completed during 2008. The feasibility study for the DTO is at an advanced stage and the final report should be available by the middle of
April 2009. Laboratory and pilot plant test work, in order to confirm the respective plant process flow diagrams and design criteria, is ongoing. The test programme for the DTO process has been completed and all information for design purposes has been published.
Metago Environmental Engineers were appointed to complete a feasibility study on the new TSF required for the project. The preliminary design to accommodate 750 million tons has commenced and should be completed by
June 2009. The environmental impact assessment and permitting process has also commenced.
The project is well positioned to deliver on the required outcomes of the respective project activities by the end June 2009. The outcomes from the respective projects will be consolidated and evaluated during the next two quarters, with the primary objective to obtain approval to elevate the project status to a feasibility study to be concluded by the end of calendar 2009. The implementation strategy for the uranium project will be reviewed and optimised as part of this process, in order to deliver maximum shareholder value through the exploitation and beneficiation of both the underground and surface gold, uranium and sulphur resources. Gold Fields expects to implement the Uranium project as a stand alone treatment operation.
Quarter ended 31 December 2008 compared
with quarter ended 31 December 2007
Group attributable gold production decreased by 14 per cent from 960,000 ounces for the quarter ended December 2007 to 839,000 ounces produced in the December 2008 quarter. These production results, and the results below, exclude the results of Choco 10 which was sold during financial 2008, as these results are accounted for under discontinued operations.
At the South African operations gold production decreased from 657,000 ounces to 501,000 ounces. Driefontein’s gold production decreased from
239,600 ounces to 195,000 ounces due to the stopping of 6 and 7 shafts following the Eskom power rationing, the stoppage of 10 shaft due to increased seismicity, reduced pillar mining for safety reasons, reduced surface grades and reduced mining due to the focus on backlog secondary support during the December 2008 quarter.

9 I GOLD FIELDS RESULTS Q2F2009
Kloof’s gold production decreased from 231,000 ounces to 152,000 ounces due to the Main shaft rehabilitation, normalisation of underground yields at 7 shaft, lower production at 3 shaft following the Eskom power rationing and reduced pillar mining for safety reasons. Beatrix’s gold production decreased from 118,900 ounces to 107,000 ounces due to reduced mining volumes and a lower mine call factor. South Deep’s gold production decreased from
67,600 ounces to 47,000 ounces due to the termination of conventional VCR mining.
At the international operations total managed gold production increased from
362,000 ounces in December 2007 to 405,000 ounces in December 2008.
This included 62,000 equivalent ounces from Cerro Corona from its first full quarter of production. In Ghana, Damang’s gold production increased 14 per cent to 50,400 ounces due to an increase in mining volumes and grade.
Tarkwa was 12 per cent down at 139,300 ounces mainly due to lower grades.
In Australia, St Ives decreased marginally to 108,700 ounces. The decrease at St Ives was due to a decrease in open pit and heap leach production.
Production at Agnew decreased by 8 per cent to 45,000 ounces due to the depletion of Songvang ore and reduced volumes from Main Lode.
Revenue increased by 30 per cent in rand terms (decreased 10 per cent in
US dollar terms) from R5,430 million (US$801 million) to R7,074 million
(US$720 million). The 47 per cent higher average gold price of R250,058 per kilogram (US$792 per ounce) compared with R170,488 per kilogram
(US$784 per ounce) achieved in the December 2007 quarter, more than offset the lower production. The US dollar weakened from US$1 = R6.76 to
US$1 = R9.82, or 45 per cent, while the rand/Australian dollar weakened from A$1 = R6.03 to R6.70, or 11 per cent, quarter on quarter.
Operating costs, including gold-in-process movements, increased from
R3,392 million to R4,521 million, or 33 per cent in rand terms, but decreased in dollar terms from US$501 million to US$451 million. The increase in costs in rand terms was mainly due to the inclusion of Cerro Corona for the first time this quarter (R222 million) and an exchange difference due to the 45 per cent weaker rand (R548 million). Added to this were wage increases, above inflation price increases on fuel, steel and cyanide at all the operations and increased power costs in Ghana and South Africa. Total cash cost for the
Group in rand terms, increased from R101,532 per kilogram (US$467 per ounce) to R156,634 per kilogram (US$496 per ounce) due to the above factors.
At the South African operations operating costs increased by 12 per cent from R2,174 million (US$321 million) in the December 2007 quarter to
R2,430 million (US$239 million) in the December 2008 quarter. This was due to the wage increases and the increase in certain input costs such as steel, timber, chemicals, food and power costs, partially offset by the cost saving initiatives implemented over the year. Unit cash costs at the South African operations increased from R101,170 per kilogram to R148,944 per kilogram
(US$465 per ounce to US$472 per ounce) as a result of the above cost increases and the lower production due to the rehabilitation programmes.
At the international operations, net operating cost increased from R1,219 million (US$180 million) in the December 2007 quarter to R2,091 million
(US$212 million) in the December 2008 quarter. R222 million (US$26 million) was as a result of the inclusion of Cerro Corona, while R548 million was as a result of exchange rate movements. In Ghana, the increase in costs was mainly due to the power increase effective from 1 July 2008 and the increase in diesel and imported commodities such as cyanide and steel.
Increased costs at St Ives were due to the inclusion of the 4 per cent net smelter production royalty which was not applicable in the December 2007 quarter. At Agnew, costs increased due to increased underground mining and increased environmental costs. At the international operations unit cash costs increased from US$470 per ounce to US$526 per ounce.
Operating profit increased from R2,037 million (US$300 million) to R2,566 million (US$268 million). After accounting for taxation, sundry costs and exceptional items, net earnings amounted to R483 million (US$54 million), compared with R1,938 million (US$281 million) in the December 2007 quarter. Earnings in the December 2007 quarter included the sale of
Essakane of R1.4 billion (US$201 million).
Earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items, loss of associates after taxation and discontinued operations amounted to R542 million (US$60 million) this quarter compared with R603 million (US$88 million) in the December 2007 quarter.
Exploration and corporate development
Gold Fields exploration team maintained a high level of activity across its international exploration projects with 28 drill rigs (30 in Q1 F2009) operating in eleven countries (Australia, Ghana, Peru, Mali, Chile, DRC, Dominican
Republic, China, USA, Indonesia and Kyrgyzstan). A total of 112,140 metres
(105,288 metres in Q1 F2009) of drilling was completed with encouraging results returned from a number of projects.
The team spent considerable time this quarter evaluating business development opportunities that have come about as a result of lower commodity prices and limited availability of credit.
Highlights this quarter include the conclusion of the Talas joint venture agreement with Orsu Metals where we have started to receive significant exploration encouragement, and, the start of work on three new projects:
Batangas joint venture in the Philippines, the Toodoggone joint venture in
Canada and the Tacna Project in Peru.
Advanced exploration
Gold Fields and Orsu Metals Corporation (TSX: “OSU” and AIM: “OSU”)
signed a joint venture agreement on the Talas Project, consisting of four exploration licenses totaling 347 square kilometres in Kyrgyzstan, which grants Gold Fields the right to earn-in up to a 70 per cent interest. An aggressive drilling programme is underway and initial results are positive.
Hydrothermal alteration zoning with associated disseminated bornite is analogous to high grade mineralisation present at analogous porphyry Cu-Au deposits such as Cadia-Ridgeway and is early stage confirmation of the proposed geological model. Gold Fields assumed operatorship of the Talas
Project on 1 January 2009, and the ongoing programme through the winter months will comprise additional step-out drilling at Taldy Central and initial drilling on other targets on the property.
Greenfields exploration
At the 51 per cent owned Sankarani joint venture with partner Glencar Mining plc (AIM: “GEX”) in south-western Mali, exploration focused on the Bokoro
Main, Fingouana and Kabaya targets. At Kabaya, assay results from bed rock sampling outlined three N-S corridors displaying gold-in-saprolite anomalism with gold values ranging from 26ppb to 1.15 grams per ton. At
Fingouana, assays are pending for infill RAB drilling of a seven kilometre long anomalous zone identified in early 2008.
At the Mt Carlton joint venture in northeast Queensland, Australia, Gold
Fields completed its initial earn-in commitment of A$5 million on eight exploration tenements owned by Conquest Mining Limited (ASX: “CQT”)
surrounding Conquest’s Silver Hill Au-Ag-Cu discovery. Exploration drilling completed this quarter tested the Capsize, Ortiz, Strathmore and Boundary
North targets. Encouraging Cu, Au and Ag mineralisation was intersected at
Strathmore including one intercept with 32 metre at 0.25 per cent Cu. During the wet season, project work will focus on field mapping and data compilation to prioritise targets for the next round of drilling scheduled to commence in
March 2009.
At the Clancy joint ventures in New South Wales, Australia where Gold Fields is earning into an 80 per cent interest in three project areas from Clancy
Exploration Ltd (ASX: ”CLY”), exploration included initial drilling of geophysical targets analogous to Newcrest’s nearby Cadia and Ridgeway porphyry Cu-Mo-Au mines. Although no discovery intersections were encountered the targeting process is working and drilling is indicating the presence of large porphyry systems. Results received from Rose Hill drilling intersected significant widths of Au, Cu and Mo mineralisation in magnetite and K-feldspar-altered diorite.
A separate joint venture agreement was signed with Clancy on the Myall
Property in November 2008 and a detailed gravity survey and aircore drilling commenced in December 2008. Encouraging disseminated bornite and chalcopyrite was identified in early holes (assays are pending).
At the Sino Gold Alliance joint venture in southwestern China with Sino Gold
Mining Ltd (ASX: SGX” and HKSE: “1862”), the initial drill programme concluded at the Jinshu (formerly Bengge) Project returned encouraging results with narrow high-grade results within a wide low-grade envelope.
New projects
New projects getting underway this quarter include the Batangas joint venture with Mindoro Resources Limited (TSX “MIO.V”) where Gold Fields may earn up to a 75 per cent interest in a greenfields porphyry Cu-Au and epithermal property in the Philippines, the Toodoggone joint venture with Cascadero
Copper Corp. (TSX “CCD.V”) where Gold Fields can earn up to a 75 per cent interest in a large porphyry Cu-Au and epithermal property in British
Columbia, Canada and the Tacna Project in Southern Peru where Gold
Fields has staked 25,385 hectares over several promising targets with potential to host significant high sulphidation epithermal gold mineralisation.
Near Mine exploration
At the St. Ives Mine in Western Australia, drilling at the Athena area focused on resource conversion and extension. Up-dip RC drilling at the Hoff zone intersected 11 metres at 30.1 grams per ton Au from 31 metres, and 8 metres at 6.0 grams per ton Au from 81 metres, confirming the interpreted orientation and tenor, and opening up a potential strike extent of about 500 metres. Infill

GOLD FIELDS RESULTS Q2F2009 I 10
and extensional drilling continued at the Athena target. Extensional RC drilling was completed at the Hamlet target, defining a resource over 480 metres in strike and open in all directions.
At the Agnew Mine in Western Australia, four metres composite results from
Cinderella NE returned broad anomalous zones of mineralisation containing narrower higher grade zones.
At the Damang Mine in Ghana, ongoing drilling has intersected mineralised
Kawere Sediment at Amoanda North, including two metres at 10.85 grams per ton Au, an unexpected occurrence in this area. Drilling at the Tomento
East Hydrothermal target returned patchy results.
At the Cerro Corona Mine in Peru, the Consolidada de Hualgayoc 50:50 joint venture with Buenaventura (NYSE: “BVN”) has focused its efforts on negotiations with the local communities for access to the Titan-Arabe zone and other Cu-Au targets in the Hualgayoc District. Significant progress has been made through a coordinated public consultation process and we expect to gain authorisation for proposed drilling programmes during the March 2009 quarter. A planned airborne geophysical survey (magnetic and radiometrics)
was postponed until the June 2009 quarter.
Development projects
At the Arctic Platinum Project in Finland, metallurgical testwork is ongoing using the Platsol process in North America. Gold Fields will produce a new model and resource estimate once the testwork results are returned.
Project turnover
Rationalisation of the greenfields portfolio is an ongoing process and this quarter it was decided to divest our interest in two projects.
At the GoldQuest joint venture in the Dominican Republic, Gold Fields completed its earn-in commitment in November 2008 for a 60 per cent interest in a portfolio of GoldQuest Mining Corp’s (TSX: “GQC:V”) properties.
However, the decision has been made to discontinue work on the project and we are currently in discussions with our joint venture partner to rationalise our interest.
At the Redstar joint venture, Gold Fields has decided to withdraw from its earn-in agreement in two of Redstar Gold Corp’s (TSX: “RGC.V”) projects located in the Carlin Trend; Nevada, USA. Initial drilling programmes on both projects concluded this quarter with disappointing results, although several holes at Richmond Summit encountered anomalous gold and associated trace element values in favorably altered lower plate host rocks, typical of
Carlin-type mineralisation.
Corporate
Leadership changes at Gold Fields
With effect from 1 January 2009, Paul Schmidt was appointed as chief financial officer of the Group, a position in which he has acted since May
2008.
Paul is a chartered accountant with eighteen years of industry experience.
He spent six years with Deloitte auditing mainly clients in the gold mining industry. He joined Gengold, part of the Gencor group, in 1996 as an assistant financial manager at the St Helena Gold Mine where he worked for three years, gaining valuable operational experience. He was promoted to the Gold Fields corporate office as financial manager in 1999, and to the position of group financial controller in April 2003.
Cash dividend
In line with the company’s policy of paying out 50 per cent of its earnings, subject to investment opportunities, an interim dividend has been declared payable to shareholders as follows:
- interim dividend number 70:
30 SA cents per share
- last date to trade cum-dividend:
Friday
13 February 2009
- sterling and US dollar conversion date:
Monday     16 February 2009
- trading commences ex-dividend:
Monday     16 February 2009
- record date:
Friday
20 February 2009
- payment date:
Monday     23 February 2009
Share certificates may not be dematerialised or rematerialised between
Monday, 16 February 2009 and Friday, 20 February 2009, both dates inclusive.
Outlook
In the March quarter attributable gold production is forecast to increase by around 14 per cent to 960,000 ounces, with a run rate of approximately
975,000 ounces by quarter end. This is lower than the previous guidance of one million ounces due to the decline in the copper price. Notional cash expenditure (NCE) is forecast to decrease from US$774 per ounce in the
December quarter to US$630 per ounce in the March quarter. This decrease is due to an increase in production, and a decrease in capital expenditure due to the completion of the Cerro Corona and Tarkwa expansion projects.
Total cash cost is forecast to reduce from US$487 per ounce to US$440 per ounce. The March quarter forecast is based on an exchange rate of US$1 =
R10.00.
At the South African operations gold production is forecast to increase by 15 per cent mainly due to increased production from Driefontein and Kloof, which should return to more historic levels with the completion of the safety related projects undertaken over the past two quarters relating to infrastructure and secondary support. This forecast assumes that no significant incidents or accidents occur that could impact production. Total cash cost and NCE at the South African operations are forecast at US$400 per ounce and US$600 per ounce respectively. At the international operations attributable production is forecast to increase by 13 per cent mainly due to a full quarter’s production from the new CIL plant at Tarkwa, commissioned in December 2008. Total cash cost and NCE at the international operations are forecast at US$490 per ounce and US$680 per ounce respectively.
Basis of accounting
The unaudited results for the quarter have been prepared on the International
Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the December 2008 quarter are submitted in this report.
These consolidated quarterly statements are prepared in accordance with
IAS 34 Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.
N.J. Holland
Chief Executive Officer
29 January 2009

11 I GOLD FIELDS RESULTS Q2F2009
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
Six months to
December
2008
September
2008
December
2007
December
2008
December
2007
Revenue
7,074.4
5,723.6            5,429.7
12,798.0
10,447.9
Operating costs, net
4,508.5
4,149.7            3,392.4            8,658.2
6,694.3
- Operating costs
4,542.3
4,233.2            3,341.2             8,775.5
6,633.1
- Gold inventory change
(33.8)
(83.5)                51.2
(117.3)
61.2
Operating profit
2,565.9
1,573.9             2,037.3           4,139.8
3,753.6
Amortisation and depreciation
1,032.8
901.5                762.7
1,934.3
1,533.8
Net operating profit
1,533.1
672.4             1,274.6           2,205.5
2,219.8
Net interest paid
(164.2)
(111.5)                (92.2)            (275.7)
(187.3)
Share of loss of associates after taxation
(46.6)
(104.2)                      -
(150.8)
-
Gain/(loss) on foreign exchange
45.5
(6.1)                (5.1)                 39.4
(17.4)
Loss on financial instruments
(65.9)
(55.8)             (187.6)             (121.7)
(178.7)
Share-based payments
(94.3)
(93.9)               (28.2)             (188.2)
(50.6)
Other
(51.5)
(21.0)                18.0
(72.5)
29.1
Exploration
(136.1)
(67.7)               (78.7)            (203.8)
(163.3)
Profit before tax and exceptional items
1,020.0
212.2               900.8
1,232.2
1,651.6
Exceptional (loss)/gain
(5.0)
114.4             1,416.6              109.4
1,445.9
Profit before taxation
1,015.0
326.6             2,317.4            1,341.6
3,097.5
Mining and income taxation
496.1
256.9                418.4              753.0
707.5
- Normal taxation
198.5
203.5                284.5              402.0
508.3
- Deferred taxation
297.6
53.4                133.9              351.0
199.2
Net profit from continued operations
518.9
69.7             1,899.0              588.6
2,390.0
Profit from discontinued operations
-                     -
45.2                     -                 37.0
Profit adjustment on sale of Venezuelan assets
-                     -
74.2                     -                 74.2
Net profit
518.9
69.7            2,018.4               588.6
2,501.2
Attributable to:
- Ordinary shareholders
483.1
39.2             1,938.0              522.3
2,366.6
- Minority shareholders
35.8
30.5                 80.4                66.3
134.6
Exceptional items:
Profit/(loss) on sale of investments
1.6
(0.9)             1,414.7
0.7
1,414.7
(Loss)/profit on sale of assets
(2.9)
1.9                   1.9
(1.0)
31.2
South Deep restructuring
(2.9)
(18.8)                      -
(21.7)
-
Insurance claim – South Deep
(3.6)
132.2                      -
128.6
-
Total exceptional items
(5.0)
114.4             1,416.6              109.4
1,445.9
Taxation
0.8
(46.1)                 (8.3)
(45.3)
(19.5)
Net exceptional items after tax and minorities
(4.2)
68.3             1,408.3
64.1
1,426.4
Net earnings
483.1
39.2             1,938.0               522.3
2,366.6
Net earnings per share (cents)
74
6                  297                   80
363
Diluted earnings per share (cents)
69
6                  277                   75
339
Headline earnings
484.1
38.9                455.5               523.0
866.0
Headline earnings per share (cents)
74
6                   70                    80
133
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of loss of associates after taxation and discontinued operations
542.3
120.3               602.9                662.6
1,010.6
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of loss of associates after taxation and discontinued operations (cents)
83
18                    93
101
155
Gold sold – managed
kg
28,291
26,305              31,848              54,596
64,154
Gold price received
R/kg
250,058
217,586             170,488            234,413
162,857
Total cash cost
R/kg
153,893
153,461             101,532            153,685
99,988

GOLD FIELDS RESULTS Q2F2009 I 12
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Six months to
December
2008
September
2008
December
2007
December
2008
December
2007
Revenue
718.1
739.5               800.8
1,457.6
1,507.6
Operating costs, net
450.0
536.1               500.9               986.1
966.0
- Operating costs
452.6
546.9               493.5               999.5
957.2
- Gold inventory change
(2.6)
(10.8)                  7.4
(13.4)
8.8
Operating profit
268.1
203.4               299.9               471.5
541.6
Amortisation and depreciation
103.8
116.5               112.7               220.3
221.3
Net operating profit
164.3
86.9               187.2               251.2
320.3
Net interest paid
(17.0)
(14.4)              (13.6)               (31.4)
(27.0)
Share of loss of associates after taxation
(3.7)
(13.5)                    -
(17.2)
-
Gain/(loss) on foreign exchange
5.3
(0.8)               (0.8)                   4.5
(2.5)
Loss on financial instruments
(6.7)
(7.2)              (27.1)               (13.9)
(25.8)
Share-based payments
(9.3)
(12.1)               (4.2)                (21.4)
(7.3)
Other
(5.6)
(2.7)                 2.7
(8.3)
4.2
Exploration
(14.5)
(8.7)              (11.7)               (23.2)
(23.6)
Profit before tax and exceptional items
112.8
13.1              132.5                140.3
238.3
Exceptional (loss)/gain
(2.3)
14.8              204.5                  12.5
208.6
Profit before taxation
110.5
27.9              337.0                152.8
446.9
Mining and income taxation
52.6
33.2                61.3                  85.8
102.0
- Normal taxation
19.5
26.3                41.8                  45.8
73.3
- Deferred taxation
33.1
6.9                19.5                  40.0
28.7
Net profit from continued operations
57.9
9.1               275.7                 67.0
344.9
Profit from discontinued operations
-
-                  6.5                      -
5.3
Profit adjustment on sale of Venezuelan assets
-
-                10.7
-
10.7
Net profit
57.9
9.1               292.9                 67.0
360.9
Attributable to:
- Ordinary shareholders
54.2
5.2               281.1                 59.4
341.5
- Minority shareholders
3.7
3.9                 11.8                  7.6
19.4
Exceptional items:
Profit/(loss) on sale of investments
0.2
(0.1)               204.1
0.1
204.1
(Loss)/profit on sale of assets
(0.3)
0.2                  0.4
(0.1)
4.5
South Deep restructuring
(0.1)
(2.4)                      -
(2.5)
-
Insurance claim – South Deep
(2.1)
17.1                      -
15.0
-
Total exceptional items
(2.3)
14.8                204.5                12.5
208.6
Taxation
0.8
(6.0)                 (1.2)                (5.2)
(2.8)
Net exceptional items after tax and minorities
(1.5)
8.8               203.3
7.3
205.8
Net earnings
54.2
5.2               281.1                 59.4
341.5
Net earnings per share (cents)
8
1                   43                      9
52
Diluted earnings per share (cents)
7
1                   40                      8
49
Headline earnings
54.6
5.0                 67.1                  59.6
125.0
Headline earnings per share (cents)
8
1                   10                      9
19
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of loss of associates after taxation and discontinued operations
59.9
15.6                 88.4                 75.5
145.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of loss of associates after taxation and discontinued operations (cents)
10
2                    13                   12
22
South African rand/United States dollar conversion rate
9.82
7.74                  6.76                 8.78
6.93
South African rand/Australian dollar conversion rate
6.70
6.97                  6.03                 6.82
6.03
Gold sold – managed
ozs (000)
910
846                1,024               1,755
2,063
Gold price received
$/oz
792
874                   784                  830
731
Total cash cost
$/oz
487
617                   467                  544
449

13 I GOLD FIELDS RESULTS Q2F2009
Balance sheet
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
December
2008
June
2008
December
2008
June
2008
Property, plant and equipment
49,600.9
45,533.3
5,145.3
5,691.7
Goodwill
4,458.9
4,458.9
462.5
557.4
Non-current assets
788.0
746.7
81.7
93.3
Investments
4,359.8
5,704.2
452.3
713.0
Current assets
7,194.4
6,450.5
746.3
806.3
- Other current assets
6,140.8
4,443.2
637.0
555.4
- Cash and deposits
1,053.6
2,007.3
109.3
250.9
Total assets
66,402.0
62,893.6
6,888.1
7,861.7
Shareholders’ equity
43,282.4
42,561.2
4,489.9
5,320.1
Deferred taxation
5,895.1
5,421.9
611.5
677.7
Long-term loans
10,015.9
6,513.9
1,039.0
814.2
Environmental rehabilitation provisions
2,113.2
2,015.5
219.2
251.9
Post-retirement health care provisions
20.8
21.0
2.2
2.6
Current liabilities
5,074.6
6,360.1
526.3
795.2
- Other current liabilities
4,682.7
5,875.9
485.6
734.7
- Current portion of long-term loans
391.9
484.2
40.7
60.5
Total equity and liabilities
66,402.0
62,893.6
6,888.1
7,861.7
South African rand/US dollar conversion rate
9.64
8.00
South African rand/Australian dollar conversion rate
6.60
7.66
Condensed changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
December
2008
December
2007
December
2008
December
2007
Balance at the beginning of the financial year
42,561.2
37,106.3
5,320.1
5,189.7
Issue of share capital
0.1
0.2
-
-
Increase in share premium
11.8
20.8
1.3
3.0
Marked to market valuation of listed investments
(1,710.5)
(30.5)
(194.8)
(4.4)
Dividends paid
(784.8)
(619.9)
(89.4)
(89.4)
Increase in share-based payment reserve
188.2
50.6
21.4
7.3
Profit attributable to ordinary shareholders
522.3
2,366.6
59.5
341.5
Profit attributable to minority shareholders
66.3
134.6
7.6
19.4
Increase/(decrease) in minority interest
733.1
(457.6)
83.5
(66.0)
Loss on transacting with minorities
-
(74.0)
-
(10.7)
Currency translation adjustment and other
1,604.4
(158.6)
(729.6)
87.2
Reserves released on sale of Venezuelan assets
-
(454.1)
-
(65.5)
Share of equity investee’s other equity movements
90.3
-
10.3
-
Balance as at the end of December
43,282.4
37,884.4
4,489.9
5,412.1
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
December
2008
September
2008
December
2007
December
2008
September
2008
December
2007
Net earnings
483.1
39.2           1,938.0
54.2
5.2
281.1
(Profit)/loss on sale of investments
(1.6)
0.9         (1,414.7)
(0.2)
0.1
(204.1)
Taxation effect on sale of investments
-
-                    -
-
(0.1)
-
Loss/(profit) on sale of assets
2.9
(1.9)               (1.9)
0.3
(0.2)
(0.4)
Taxation effect on sale of assets
(0.3)
0.7                8.3
-
-
1.2
Impairment of assets/other
-
-             (77.1)
0.3
-
(10.7)
Headline earnings
484.1
38.9             455.5
54.6
5.0
67.1
Headline earnings per share – cents
74
6                  70
8
1
10
Based on headline earnings as given above divided by
653,341,082 for December 2008 (September 2008 –
653,241,161 and December 2007 – 652,412,191) being the
weighted average number of ordinary shares in issue.

GOLD FIELDS RESULTS Q2F2009 I 14
Cash flow statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
Six months to
December
2008
September
2008
December
2007
December
2008
December
2007
Cash flows from operating activities
1,787.1
(31.7)            1,147.8            1,755.4
2,133.1
Profit before tax and exceptional items
1,020.0
212.2               900.8
1,232.2
1,651.6
Exceptional items
(5.0)
114.4             1,416.6              109.4
1,445.9
Amortisation and depreciation
1,032.8
901.5               762.7
1,934.3
1,533.8
Change in working capital
(269.2)
(577.0)             (570.6)             (846.2)
(794.4)
Taxation paid
(132.5)
(912.6)             (129.7)
(1,045.1)
(490.8)
Other non-cash items
141.0
229.8          (1,352.1)
370.8
(1,339.4)
Discontinued operations
-
-               120.1
-
126.4
Dividends paid
(0.3)
(784.5)                      -
(784.8)
(619.9)
Ordinary shareholders
(0.3)
(784.5)                      -
(784.8)
(619.9)
Cash flows from investing activities
(2,350.2)
(1,907.9)             (222.2)
(4,258.1)
(2,155.0)
Capital expenditure – additions
(2,345.2)
(1,812.8)          (2,475.5)          (4,158.0)
(4,403.4)
Capital expenditure – proceeds on disposal
0.2
2.2                  1.8                  2.4
32.6
Purchase of subsidiaries
-
-            1,042.1
-
1,042.1
Purchase of investments
3.5
(86.8)               (13.1)              (83.3)
(12.0)
Proceeds on the disposal of investments
-
-                 36.0
-
32.5
Environmental and post-retirement health care payments
(8.7)
(10.5)                 (6.5)              (19.2)
(11.4)
Discontinued operations
-
-             1,193.0
-
1,164.6
Cash flows from financing activities
(331.4)
2,597.7           (1,068.5)            2,266.3
(324.3)
Loans received
832.5
3,287.9               727.4
4,120.4
1,636.0
Loans repaid
(1,173.1)
(692.9)           (1,808.2)          (1,866.0)
(1,981.2)
Shares issued
9.2
2.7                 12.3                11.9
20.9
Net cash outflow
(894.8)
(126.4)              (142.9)
(1,021.2)
(966.1)
Translation adjustment
130.3
(62.8)                 (6.4)               67.5
(23.4)
Cash at beginning of period
1,818.1
2,007.3             1,469.9           2,007.3
2,310.1
Cash at end of period
1,053.6
1,818.1             1,320.6           1,053.6
1,320.6
UNITED STATES DOLLARS
Quarter
Six months to
December
2008
September
2008
December
2007
December
2008
December
2007
Cash flows from operating activities
186.1
(0.7)              175.1               185.4
306.2
Profit before tax and exceptional items
112.8
27.5              132.5                140.3
238.3
Exceptional items
(2.3)
14.8              204.5                  12.5
208.6
Amortisation and depreciation
103.8
116.5              112.7                220.3
221.3
Change in working capital
(21.9)
(74.5)              (83.1)               (96.4)
(114.6)
Taxation paid
(18.8)
(114.7)               (13.7)             (133.5)
(72.3)
Other non-cash items
12.5
29.7             (195.1)
42.2
(193.3)
Discontinued operations
-
-                17.3
-
18.2
Dividends paid
-
(101.9)                     -
(101.9)
(88.6)
Ordinary shareholders
-
(101.9)                     -
(101.9)
(88.6)
Cash flows from investing activities
(238.5)
(246.5)               (38.6)             (485.0)
(310.8)
Capital expenditure – additions
(239.4)
(234.2)              (363.9)             (473.6)
(635.4)
Capital expenditure – proceeds on disposal
-
0.3                  0.4                   0.3
4.7
Purchase of subsidiaries
-
-               150.4
-
150.4
Purchase of investments
1.7
(11.2)                 (1.4)                (9.5)
(1.7)
Proceeds on the disposal of investments
-
-                  4.7                      -
4.7
Environmental and post-retirement health care payments
(0.8)
(1.4)                (0.9)                 (2.2)
(1.6)
Discontinued operations
-
-               172.1
-
168.1
Cash flows from financing activities
(39.2)
335.6             (151.6)                296.4
(46.8)
Loans received
82.7
424.8               108.1                507.5
236.1
Loans repaid
(123.0)
(89.5)             (261.5)              (212.5)
(285.9)
Shares issued
1.1
0.3                  1.8                   1.4
3.0
Net cash outflow
(91.6)
(13.5)               (15.1)             (105.1)
(140.0)
Translation adjustment
(28.4)
(8.1)                (6.2)               (36.5)
5.6
Cash at beginning of period
229.3
250.9               210.0               250.9
323.1
Cash at end of period
109.3
229.3               188.7               109.3
188.7

15 I GOLD FIELDS RESULTS Q2F2009
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
· to protect cash flows at times of significant expenditure;
· for specific debt servicing requirements; and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments – those remaining are described in the schedule.
Position at end of December 2008
Western Areas US Dollars / Rand forward purchases
As a result of the US$551 million drawn down under the original bridge loan facility to settle mainly the close-out of the Western Areas gold derivative structure on 30 January 2007, US dollar/rand forward cover was purchased during the March 2007 quarter to cover this amount. During financial 2008,
US$233 million of this loan was repaid and the forward cover was reduced to US$318 million to correspond with the loan amount outstanding. At 31
December 2008, the unrealised foreign exchange loss on the revaluation of the US$318 million loan was R746 million. This loss was offset by R746 million cumulative positive gains on the forward cover purchased at an original rate of R7.3279.
During the December quarter R65 million of forward cover costs were accounted for as part of interest, as this forward cover has been designated as a hedging instrument.
South Africa US Dollars / Rand forward sales
In October 2008, US$150 million of expected gold revenue for the December quarter was sold forward on behalf of the South African operations. In
December 2008, US$150 million was extended to the March quarter at an average forward rate of R10.3818. At the end of December 2008 the marked to market value of the US$150 million forward cover was positive by R90 million (US$9 million).
Australia US Dollars / Australian Dollars forward sales
In October 2008, US$70 million of expected gold revenue for the December quarter was sold forward on behalf of the Australian operations. In
December 2008, US$56 million was extended to the March quarter at an average forward rate of A$0.6650. At the end of December 2008 the marked to market value of the US$56 million forward cover was positive by US$1 million.
Ghana currency forward sales
In August 2008, South African rand, Australian dollar and Euro forward cover was taken in the name of Gold Fields Ghana Ltd to cover foreign currency exposure on capital projects. Outstanding at the end of December were forward cover contracts of A$1 million and R11 million, both maturing in
January.
The marked to market value for the outstanding contracts at the end of the December 2008 quarter was positive by US$1 million.
Diesel Hedge
Ghana
Gold Fields Ghana Holdings (BVI) Ltd purchased four Asian style ICE Gasoil call options with strike prices ranging from US$0.90 per litre to US$1.11 per litre, which equates to a Brent crude price of between US$92 and US$142 per barrel, with final expiry on 28 February 2010.
The marked to market value for the above call options purchased was positive by US$0.3 million at the end of the December 2008 quarter, compared with the premium paid of US$10 million.
Australia
Gold Fields Australia purchased two Asian style Singapore 0.5 Gasoil call options with strike prices ranging from US$0.9128 per litre to US$1.0950 per litre with a final expiry on 28 February 2010.
The marked to market value for the above call options purchased was positive by US$0.1 million at the end of the December 2008 quarter, compared with a premium paid of US$4 million.
The premiums paid for the Ghanaian and Australian options as details above, except for US$0.3 million and US$0.1 million respectively, have been expensed.

GOLD FIELDS RESULTS Q2F2009 I 16
Total cash cost
Gold Industry Standards Basis
Figures are in millions unless otherwise stated
Total Mine
Operations
South African Operations
International Operations
Total
Driefontein
Kloof       Beatrix
South
Deep
Total
Ghana Peru
Australia
#
Tarkwa      Damang
Cerro
Corona
St Ives
Agnew
Operating costs
(1)
Dec
2008
4,542.3            2,429.7
876.8
772.8
503.1
277.0
2,112.6
833.2         339.0              210.7
563.1
166.6
Sept
2008
4,233.2            2,467.7
880.6
785.4
498.6
303.1
1,765.5
688.7         274.8               52.7
560.2
189.1
Financial year to date

8,775.5            4,897.4
1,757.4      1,558.2
1,001.7
580.1
3,878.1
1,521.9          613.8            263.4
1,123.3
355.7
Gold-in-process and
Dec 2008
(44.3)
-
-
-
-
-
(44.3)
(58.3)         (24.3)
7.6
26.0
0.2
inventory change*
Sept 2008
(63.3)
-
-
-
-
-
(63.3)
(18.8)            (4.9)          (52.7)
3.0
10.1
Financial year to date
(107.6)
-
-
-
-
-
(107.6)
(72.6)          (29.2)          (45.1)
29.0
10.3
Less:
Dec 2008
27.6
18.9
7.0
6.7
3.4
1.8
8.7
2.0                  -
3.7
2.1
0.9
Rehabilitation costs
Sept 2008
23.1
18.8
7.0
6.8
3.3
1.7
4.3
1.5                  -                  -
2.1
0.7
Financial year to date
50.7
37.7
14.0
13.5
6.7
3.5
13.0
3.5                  -
3.7
4.2
1.6
Production taxes
Dec 2008
6.2
6.2
1.4
3.2
0.7
0.9
-
-
-
-
-
-
Sept
2008
7.6
7.6
2.1
3.0
1.4
1.1
-
-
-
-
-
-
Financial year to date
13.8
13.8
3.5
6.2
2.1
2.0
-
-
-
-
-
-
General and admin
Dec 2008
176.8
91.6
33.8
27.0
19.1
11.7
85.2
40.4                6.6             12.8
15.7
9.7
Sept
2008
163.0
98.5
37.0
29.7
18.8
13.0
64.5
36.7               5.1
-
16.4
6.3
Financial year to date
339.8              190.1
70.8
56.7
37.9
24.7
149.7
77.1              11.7            12.8
32.1
16.0
Exploration costs
Dec 2008
18.8
-
-
-
-
-
18.8
-            12.1
-
5.5
1.2
Sept 2008
13.7
-
-
-
-
-
13.7
-              4.6
-
7.8
1.3
Financial year to date
32.5
-
-
-
-
-
32.5
-            16.7
-
13.3
2.5
Cash operating costs
Dec 2008
4,268.6            2,313.0
834.6
735.9
749.9
262.6
1,955.6
737.0            296.0           201.8
565.8
155.0
Sept
2008
3,962.5           2,342.8
834.5
745.9
475.1
287.3
1,619.7
631.7           260.2
-
536.9
190.9
Financial year to date
8,231.1           4,655.8
1,669.1 1,     481.8
955.0
549.9
3,575.3
1,368.7            556.2            201.8
1,102.7
345.9
Plus:
Dec 2008
6.2
6.2
1.4
3.2
0.7
0.9
-
-
-
-
-
-
Production taxes
Sept 2008
7.6
7.6
2.1
3.0
1.4
1.1
-
-
-
-
-
-
Financial year to date
13.8
13.8
3.5
6.2
2.1
2.0
-
-
-
-
-
-
Royalties
Dec 2008
79.0
-
-
-
-
-
79.0
33.7              11.9              2.4
22.0
9.0
Sept
2008
66.7
-
-
-
-
-
66.7
31.6               8.9
-
17.5
8.7
Financial year to date
145.7
-
-
-
-
-
145.7
65.3             20.8               2.4
39.5
17.7
TOTAL CASH COST
(2)
Dec 2008
4,353.8            2,319.2
836.0
739.1
480.6
263.5
2,034.6
770.7           307.9           204.2
587.8
164.0
Sept
2008
4,036.8           2,350.4
836.6
748.9
476.5
288.4
1,686.4
663.3            269.1
-
554.4
199.6
Financial year to date
8,390.6           4,669.6
1,672.6      1,488.0
957.1
551.9
3,721.0
1,434.0            577.0           204.2
1,142.2
363.6
Plus:
Dec 2008
1,005.9             480.1
143.4
161.8
111.9
63.0
525.8
135.2              43.5             94.6
252.5
Amortisation*
Sept 2008
832.8             462.4
139.6
174.8
98.9
49.1
370.4
114.9             25.4
-
230.1
Financial year to date
1,838.7              942.5
283.0
336.6
210.8
112.1
896.2
250.1             68.9              94.6
482.6
Rehabilitation
Dec 2008
27.6
18.9
7.0
6.7
3.4
1.8
8.7
2.0                 -
3.7
3.0
Sept
2008
23.1
18.8
7.0
6.8
3.3
1.7
4.3
1.5                 -                    -
2.8
Financial year to date
50.7
37.7
14.0
13.5
6.7
3.5
13.0
1.5                 -
3.7
5.8
TOTAL PRODUCTION COST
(3)
Dec
2008
5,387.3          2,818.2
986.4
907.6
595.9
328.3
2,569.1
907.9           351.4           302.5
1,007.3
Sept
2008
4,892.7          2,831.6
983.2
930.5
578.7
339.2
2,061.1
779.7           294.5
-
986.9
Financial year to date
10,280.0          5,649.8
1,969.6      1,838.1
1,174.6
667.5
4,630.2
1,687.6            645.9            302.5
1,994.2
Gold sold – thousand ounces
Dec 2008
909.6
500.6
194.9
151.7
106.7
47.3
409.0
139.3             50.4               65.5
108.7
45.0
Sept
2008
845.7             492.0
206.7
156.6
101.5
27.3
353.7
156.3            44.0
-
101.2
52.2
Financial year to date
1,755.3              992.7
401.6
308.3
208.2
74.6
762.7
295.6            94.5               65.5
209.8
97.3
TOTAL CASH COST – US$/oz Dec
2008
487
472
437
496
459
567
507
563             622                355
551
371
Sept
2008
617
617
523
618
607
1,365
616
548            790
-
708
494
Financial year to date
544
536
474
550
524
843
556
553            696                 355
620
426
TOTAL CASH COST – R/kg
Dec 2008
153,893          148,944        137,886   156,689      144,759      179,130      159,953      177,868      196,240         100,245     173,905     117,059
Sept
2008
153,461          153,581       130,149    153,747     150,982       339,694      153,295     136,481       196,567
-     176,168      122,831
Financial year to date

153,685         151,242       133,904     155,194 1    47,792       237,888      156,865      155,988      196,392        100,245     174,996       120,159
TOTAL PRODUCTION COST
Dec 2008
603
573
515
609
569
707
640
664             709                526
667
– US$/oz
Sept 2008
747
744
615
768
737
1,606
753
645             864
-
831
Financial year to date
667
648
559
679
643
1,019
691
650             779                526
740
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Average exchange rates are US$1 = R9.82 and US$1 = R7.74 for the December 2008 and September 2008 quarters respectively.
Notional cash expenditure
##
Total
Mines
South African Operations
International Operations
Total
Driefontein
Kloof        Beatrix
South
Deep
Total
Ghana                  Peru                    Australia
Tarkwa     Damang
Cerro
Corona
St Ives
Agnew
Operating costs – R’m
Dec 2008
4,542.3            2,429.7
876.8
772.8
503.1
277.0      2,112.6
833.2        339.0            210.7           563.1
166.6
Sept 2008
4,233.2           2,467.7
880.6
785.4
498.6
303.1      1,765.5
688.7        274.8              52.7           560.2
189.1
Financial year to date
8,775.5          4,897.4
1,757.4
1,558.2       1,001.7
580.1      3,878.1
1,521.9         613.8           263.4        1,123.3
355.7
Capital expenditure – R’m
Dec 2008
2,336.6             906.8
253.7
250.7
146.7
255.7      1,429.8
641.5           34.0           515.0          161.8
77.5
Sept 2008
1,802.4            788.1
207.7
238.2
153.5
188.7     1,014.3
555.5           30.2           167.7          212.2
48.7
Financial year to date
4,139.0         1,694.9
461.4
488.9
300.2
444.4     2,444.1
1,197.0           64.2            682.7         374.0
126.2
Notional cash expenditure
Dec 2008
244,210
214,277
186,459
216,981     195,723      362,135     281,210      340,342    237,731       379,154       214,467      174,233
– R/kg
Sept 2008
226,120
212,742
169,306
210,142     206,622     579,270      244,099      256,008     222,790      569,509       245,440      146,338
Financial year to date
235,408
213,516
177,632
213,506     201,035      441,595      263,590     295,758      230,769      411,169       229,401      159,253
Notional cash expenditure
Dec 2008
774
679
591
687
620
1,147
891
1,078             753          1,201              679
552
– US$/oz
Sept 2008
909
855
680
844
830
2,328
981
1,029             895          2,289             986
588
Financial year to date
834
756
629
756
712
1,564
934
1,048             818          1,457             813
564
## Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.

17 I GOLD FIELDS RESULTS Q2F2009
Operating and financial results
SOUTH AFRICAN RAND
Total Mine
Operations
South African Operations
Total            Driefontein            Kloof                 Beatrix           South Deep
Operating Results
Dec 2008
13,350
3,458                   1,608                  768                      798
284
Ore milled/treated (000 tons)
Sept 2008
12,698
3,488                   1,536                  971                      790
191
Financial year to date
26,048
6,946                   3,144               1,739                   1,588
475
Yield (grams per ton)
Dec 2008
2.1
4.5                       3.8                   6.1                       4.2                            6.2
Sept 2008
2.1
4.4                       4.2                    5.0                      4.0                            4.5
Financial year to date
2.1
4.4                       4.0                    5.5                      4.1                            5.4
Gold produced (kilograms)
Dec 2008
28,168
15,571                     6,063                4,717                  3,320                       1,471
Sept 2008
26,692
15,304                    6,428                4,871                   3,156
849
Financial year to date
54,860
30,875                  12,491                9,588                   6,476                       2,320
Gold sold (kilograms)
Dec 2008
28,291
15,571                     6,063                4,717                   3,320                      1,471
Sept 2008
26,305
15,304                     6,428                 4,871                  3,156
849
Financial year to date
54,596
30,875                   12,491                 9,588                  6,476                      2,320
Gold price received (Rand per kilogram)
Dec 2008
250,058
254,550                 253,818             254,039              256,596                   254,589
Sept 2008
217,586
216,702                216,226             217,512               216,413                   216,726
Financial year to date
234,413
235,789               234,473              235,482                237,014                  240,733
Total cash cost (Rand per kilogram)
Dec 2008
153,893
148,944                137,886              156,689                144,759                 179,130
Sept 2008
153,461
153,581                130,149              153,747               150,982                 339,694
Financial year to date
153,685
151,242                133,904              155,194               147,792                 237,888
Notional cash expenditure (Rand per kilogram)
Dec 2008
244,210
214,277                 186,459              216,981               195,723                 362,135
Sept 2008
226,120
212,742                 169,306              210,142               206,622                579,270
Financial year to date
235,408
213,516                 177,632              213,506               201,035                441,595
Operating costs (Rand per ton)
Dec 2008
340
703                       545
1,006                        630                      975
Sept 2008
333
707                       573                    809                       631                    1,587
Financial year to date
337
705                       559                    896                       631                    1,221
Financial Results (Rand million)
Revenue
Dec 2008
7,074.4
3,963.6                  1,538.9              1,198.3                     851.9
374.5
Sept 2008
5,723.6
3,316.4                 1,389.9              1,059.5                     683.0
184.0
Financial year to date
12,798.0
7,280.0                  2,928.8             2,257.8                  1,534.9
558.5
Operating costs, net
Dec 2008
4,508.5
2,429.7                      876.8               772.8                     503.1                   277.0
Sept 2008
4,149.7
2,467.7                      880.6               785.4                     498.6                   303.1
Financial year to date
8,658.2
4,897.4                   1,757.4            1,558.2                  1,001.7
580.1
- Operating costs
Dec 2008
4,542.3
2,429.7                      876.8                772.8                    503.1                   277.0
Sept 2008
4,233.2
2,467.7                     880.6                 785.4                    498.6                   303.1
Financial year to date
8,775.5
4,897.4                  1,757.4              1,558.2                  1,001.7
580.1
- Gold inventory change
Dec 2008
(33.8)
-                           -                         -                           -                          -
Sept 2008
(83.5)
-                           -                         -                           -                          -
Financial year to date
(117.3)
-                           -                         -                           -                          -
Operating profit
Dec 2008
2,565.9
1,533.9                      662.1                  425.5                   348.8
97.5
Sept 2008
1,573.9
848.7                     509.3                  274.1                   184.4                (119.1)
Financial year to date
4,139.8
2,382.6
   1,171.4                   699.6                  533.2                  (21.6)
Amortisation of mining assets
Dec 2008
995.4
480.1                     143.4                   161.8                   111.9
63.0
Sept 2008
864.1
462.4                     139.6                   174.8                     98.9
49.1
Financial year to date
1,859.5
942.5                     283.0                   336.6                   210.8                  112.1
Net operating profit
Dec 2008
1,570.5
1,053.8                       518.7                  263.7                  236.9
34.5
Sept 2008
709.8
386.3                      369.7                   99.3                     85.5                (168.2)
Financial year to date
2,280.3
1,440.1                      888.4                  363.0                   322.4                (133.7)
Other income/(expense)
Dec 2008
(179.5)
(93.3)                   (50.1)                  (41.7)                    (5.5)
4.0
Sept 2008
(131.6)
(79.3)                   (29.9)                  (23.9)                  (10.3)                 (15.2)
Financial year to date
(311.1)
(172.6)                   (80.0)                  (65.6)                   (15.8)                (11.2)
Profit before taxation
Dec 2008
1,391.0
960.5                    468.6                   222.0                   231.4
38.5
Sept 2008
578.2
307.0                    339.8                     75.4                     75.2                (183.4)
Financial year to date
1,969.2
1,267.5                     808.4                   297.4                   306.6                 (144.9)
Mining and income taxation
Dec 2008
471.4
311.2                    160.3                     45.9                     87.7
17.3
Sept 2008
283.2
151.1                    115.2                     32.5                    31.4                   (28.0)
Financial year to date
754.6
462.3                    275.5                     78.4                  119.1                   (10.7)
- Normal taxation
Dec 2008
134.2
113.5
   110.0                      3.2                       0.3
-
Sept 2008
193.4
68.4                      66.4                      1.9                        0.1
-
Financial year to date
327.6
181.9
  176.4                      5.1                        0.4
-
- Deferred taxation
Dec 2008
337.2
197.7                       50.3                     42.7                    87.4                      17.3
Sept 2008
89.8
82.7                       48.8                    30.6                     31.3                   (28.0)
Financial year to date
427.0
280.4                       99.1                    73.3
    118.7                  (10.7)
Profit before exceptional items
Dec 2008
919.6
649.3                      308.3                 176.1                    143.7
21.2
Sept 2008
295.0
155.9                     224.6                    42.9                     43.8                 (155.4)
Financial year to date
1,214.6
805.2                     532.9                  219.0                   187.5                 (134.2)
Exceptional items
Dec 2008
3.6
4.9                            -                          -                          -                        4.9
Sept 2008
115.4
115.2                         1.7                          -                      0.2                   113.3
Financial year to date
119.0
120.1                         1.7                          -                      0.2                   118.2
Net profit
Dec 2008
923.2
654.2                     308.3                   176.1                  143.7
26.1
Sept 2008
410.4
271.1                    226.3                      42.9                   44.0                   (42.1)
Financial year to date
1,333.6
925.3                    534.6                    219.0                  187.7                  (16.0)
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Dec 2008
971.8
636.1                    308.3                    176.1                  143.7
8.0
Sept 2008
386.2
202.0                    225.3                      42.9                    43.9                (110.1)
Financial year to date
1,358.0
838.1                    533.6                    219.0                  187.6                (102.1)
Capital expenditure
Dec 2008
2,336.6
906.8                     253.7                    250.7                 146.7                   255.7
Sept 2008
1,802.4
788.1                     207.7                   238.2                  153.5                   188.7
Financial year to date
4,139.0
1,694.9                      461.4                   488.9                  300.2                  444.4
Planned for next six months to June 2009
3,758.1
2,012.5                      579.3                   530.9                  306.1                  596.2

GOLD FIELDS RESULTS Q2F2009 I 18
Operating and financial results
SOUTH AFRICAN RAND
International Operations
Total
Ghana
Peru                  Australia
#
Tarkwa
Damang
Cerro
Corona
St Ives
Agnew
Operating Results
Dec 2008
9,892                 5,384                        1,216
1,199                 1,840                        253
Ore milled/treated (000 tons)
Sept 2008
9,210                 5,507                        1,137                          441                 1,817                        308
Financial year to date
19,102               10,891                        2,353                       1,640                  3,657                        561
Yield (grams per ton)
Dec 2008
1.3                    0.8                            1.3
1.6                    1.8                          5.5
Sept 2008
1.2                    0.9                           1.2
0.9                    1.7                         5.3
Financial year to date
1.3                    0.8                           1.2
1.4                    1.8                         5.4
Gold produced (kilograms)
Dec 2008
12,597                  4,333                       1,569
1,914                 3,380                     1,401
Sept 2008
11,388                 4,860                        1,369                           387                 3,147                     1,625
Financial year to date
23,985                 9,193                        2,938
2,301                  6,527                    3,026
Gold sold (kilograms)
Dec 2008
12,720                  4,333                       1,569
2,037                  3,380                    1,401
Sept 2008
11,001                 4,860                        1,369
-                3,147                    1,625
Financial year to date
23,721                  9,193                       2,938
2,037                  6,527                    3,026
Gold price received (Rand per kilogram)
Dec 2008
244,560               259,820                   253,219
173,411               256,953                261,171
Sept 2008
218,816               216,584                   215,997
-             221,926               221,846
Financial year to date
232,621               236,963                   235,875
173,411                240,064               240,053
Total cash cost (Rand per kilogram)
Dec 2008
159,953               177,868                    196,240
100,245                173,905                117,059
Sept 2008
153,295               136,481                    196,567
-             176,168               122,831
Financial year to date
156,865               155,988                   196,392
100,245                174,996                120,159
Notional cash expenditure (Rand per kilogram)
Dec 2008
281,210               340,342                   237,731
379,154                 214,467               174,233
Sept 2008
244,099               256,008                   222,790
569,509                245,440                146,338
Financial year to date
263,590               295,758                   230,769
411,169                229,401               159,253
Operating costs (Rand per ton)
Dec 2008
214                      155                          279
176                       306                     658
Sept 2008
192                      125                         242
120                       308                     614
Financial year to date
203                      140                         261
161                       307                     634
Financial Results (Rand million)
Revenue
Dec 2008
3,110.8                  1,125.8                      397.3                      353.3                    868.5                  365.9
Sept 2008
2,407.2                  1,052.6                      295.7
-                  698.4                  360.5
Financial year to date
5,518.0                  2,178.4                      693.0                        353.3                1,566.9                 726.4
Operating costs, net
Dec 2008
2,078.8                      774.6                      314.7
221.9                      600.8                 166.8
Sept 2008
1,682.0                      664.3                     269.9
(20.1)                     565.4                 202.5
Financial year to date
3,760.8                   1,438.9                     584.6                      201.8                  1,166.2                 369.3
- Operating costs
Dec 2008
2,112.6                       833.2                     339.0
210.7                      563.1                 166.6
Sept 2008
1,765.5                       688.7                      274.8                      52.7                     560.2                 189.1
Financial year to date
3,878.1                    1,521.9                      613.8                    263.4                  1,123.3                  355.7
- Gold inventory change
Dec 2008
(33.8)                     (58.6)                      (24.3)                    11.2                         37.7                     0.2
Sept 2008
(83.5)                     (24.4)                        (4.9)
(72.8)                         5.2                    13.4
Financial year to date
(117.3)                     (83.0)                       (29.2)
(61.6)                        42.9                   13.6
Operating profit
Dec 2008
1,032.0                      351.2                          82.6
131.4                       267.7                 199.1
Sept 2008
725.2                     388.3                          25.8                     20.1                       133.0                  158.0
Financial year to date
  1,757.2                     739.5                        108.4
151.5                        400.7                 357.1
Amortisation of mining assets
Dec 2008
515.3                      140.0                          43.5                    91.0
240.8
Sept 2008
401.7                      120.5                          25.4                    31.2
224.6
Financial year to date
917.0                      260.5                          68.9
122.2
465.4
Net operating profit
Dec 2008
516.7                      211.2                           39.1                   40.4
226.0
Sept 2008
323.5                      267.8                             0.4
(11.1)
66.4
Financial year to date
840.2                      479.0                           39.5                   29.3
292.4
Other income/(expense)
Dec 2008
(86.2)                      (58.8)                       (19.3)
(10.8)
2.7
Sept 2008
(52.3)                       (36.5)                      (13.7)
(12.6)
10.5
Financial year to date
(138.5)                       (95.3)                       (33.0)
(23.4)
13.2
Profit before taxation
Dec 2008
430.5                       152.4                          19.8                   29.6
228.7
Sept 2008
271.2                       231.3                        (13.3)
(23.7)
76.9
Financial year to date
701.7                        383.7                           6.5                     5.9
305.6
Mining and income taxation
Dec 2008
160.2                          54.4                          11.6                     2.3
91.9
Sept 2008
132.1                          84.8                           3.2                      1.4
42.7
Financial year to date
292.3                        139.2                        14.8                        3.7
134.6
- Normal taxation
Dec 2008
20.7                       (24.5)                         11.9                       2.4
30.9
Sept 2008
125.0                          89.9                           8.9                          -
26.2
Financial year to date
145.7                           65.4                        20.8                       2.4
57.1
- Deferred taxation
Dec 2008
139.5                            78.9                       (0.3)
(0.1)
61.0
Sept 2008
7.1                           (5.1)                       (5.7)                     1.4
16.5
Financial year to date
146.6                          73.8                         (6.0)                     1.3
77.5
Profit before exceptional items
Dec 2008
270.3                           98.0                           8.2
27.3
136.8
Sept 2008
139.1                         146.5                       (16.5)
(25.1)
34.2
Financial year to date
409.4                         244.5                        (8.3)                      2.2
171.0
Exceptional items
Dec 2008
(1.3)                                -                              -
-                             (1.3)
Sept 2008
0.2                                -                              -
-                               0.2
Financial year to date
(1.1)                                -                              -
-                             (1.1)
Net profit
Dec 2008
269.0                            98.0                          8.2
27.3
135.5
Sept 2008
139.3                          146.5                      (16.5)
(25.1)
34.4
Financial year to date
408.3                          244.5                       (8.3)                     2.2
169.9
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Dec 2008
335.7                          140.7                        19.9                   27.3
147.8
Sept 2008
184.2                          168.1                       (8.2)
(25.1)
49.4
Financial year to date
519.9                         308.8                        11.7                      2.2
197.2
Capital expenditure
Dec 2008
1,429.8                          641.5                        34.0
515.0                   161.8                         77.5
Sept 2008
1,014.3                          555.5                        30.2
167.7                    212.2                         48.7
Financial year to date
2,444.1                       1,197.0
  64.2                 682.7                    374.0                      126.2
Planned for next six months to June 2009
1,745.6                          697.9                        80.5
387.0                     387.1                     193.1
#   As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

19 I GOLD FIELDS RESULTS Q2F2009
Operating and financial results
UNITED STATES DOLLARS
Total Mine
Operations
South African Operations
Total              Driefontein            Kloof                Beatrix
South
Deep
Operating Results
Dec 2008
13,350
3,458                    1,608                    768                     798                       284
Ore milled/treated (000 tons)
Sept 2008
12,698
3,488                    1,536                    971                     790                       191
Financial year to date 26,048
6,946                    3,144                 1,739                  1,588                       475
Yield (ounces per ton)
Dec 2008
0.068
0.145                     0.121                 0.197                 0.134                     0.167
Sept 2008
0.068
0.141                     0.135                 0.161                 0.128                    0.143
Financial year to date 0.068
0.143                     0.128                  0.177                 0.131                   0.157
Gold produced (000 ounces)
Dec 2008
905.6
500.6                     194.9                  151.7                  106.7                    47.3
Sept 2008
858.2
492.0                     206.7                 156.6                  101.5                     27.3
Financial year to date 1,763.8
992.7                    401.6                  308.3                  208.2                     74.6
Gold sold (000 ounces)
Dec 2008
909.6
500.6                     194.9                  151.7                  106.7                     47.3
Sept 2008 845.7
492.0                     206.7                 156.6                  101.5                     27.3
Financial year to date 1,755.3
992.7                     401.6                 308.3                   208.2                    74.6
Gold price received (dollars per ounce)
Dec 2008
792
806                        804                    805                      813                     806
Sept 2008
874
871                        869                    874                      870                    871
Financial year to date 830
835                         831                   834                      840                    853
Total cash cost (dollars per ounce)
Dec 2008
487
472                        437                    496                      459                     567
Sept 2008
617
617                       523                     618                      607
1,365
Financial year to date 544
536                       474                     550                     524                     843
Notional cash expenditure (dollars per ounce)
Dec 2008
774
679                       591                     687                      620
1,147
Sept 2008
909
855                       680                     844                      830
2,328
Financial year to date 834
756                       629                     756                      712
1,564
Operating costs (dollars per ton)
Dec 2008
35
72                        56
102                        64                       99
Sept 2008
43
91                        74
105                        82
205
Financial year to date 38
80                        64
102                        72
139
Financial Results ($ million)
Revenue
Dec 2008
718.1
400.7                    154.0                   120.3                     86.6                   39.8
Sept 2008 739.5
428.5                    179.6                   136.9                     88.2                   23.8
Financial year to date 1,457.6
829.2                    333.6                   257.2                   174.8                   63.6
Operating costs, net
Dec 2008
450.0
239.0                      86.4                     76.0                      49.7                  26.9
Sept 2008 536.1
318.8                    113.8                   101.5                      64.4                  39.2
Financial year to date 986.1
557.8                    200.2                   177.5                    114.1                  66.1
- Operating costs
Dec 2008
452.6
239.0                      86.4                     76.0                       49.7                 26.9
Sept 2008 546.9
318.8                    113.8                   101.5                      64.4                 39.2
Financial year to date 999.5
557.8                    200.2                   177.5                    114.1                 66.1
- Gold inventory change
Dec 2008
(2.6)
-                          -                          -                            -                       -
Sept 2008 (10.8)
-                          -                          -                            -                       -
Financial year to date (13.4)
-                          -                          -                            -                       -
Operating profit
Dec 2008
268.1
161.7                       67.6                    44.3                      36.9                  12.9
Sept 2008 203.4
109.7                      65.8                    35.4                       23.8
(15.4)
Financial year to date 471.5
271.4                    133.4                     79.7                      60.7                 (2.5)
Amortisation of mining assets
#
Dec 2008
100.1
47.6                      14.2                     15.8                      11.2                   6.4
Sept 2008 111.6
59.7                      18.0                    22.6                      12.8                    6.3
Financial year to date 211.8
107.3                       32.2                    38.3                      24.0                  12.8
Net operating profit
Dec 2008
168.0
114.1                        53.4                    28.5                     25.7                   6.5
Sept 2008 91.7
49.9                       47.8                    12.8                     11.0
(21.7)
Financial year to date 259.7
164.0                      101.2                    41.3                      36.7               (15.2)
Other income/(expenses)
Dec 2008
(18.4)
(9.4)                     (5.2)                   (4.4)                     (0.5)                     0.7
Sept 2008 (17.0)
(10.2)                      (3.9)                   (3.1)                     (1.3)                 (2.0)
Financial year to date (35.4)
(19.7)                      (9.1)                   (7.5)                     (1.8)                 (1.3)
Profit before taxation
Dec 2008
149.6
104.7                       48.2                    24.1                      25.2                    7.2
Sept 2008 74.7
39.7                      43.9                       9.7                        9.7
(23.7)
Financial year to date 224.3
144.4                       92.1                     33.9                      34.9
(16.5)
Mining and income taxation
Dec 2008
49.4
33.1                       16.5                       4.7                       9.5                   2.4
Sept 2008 36.6
19.5                       14.9                      4.2                        4.1                 (3.6)
Financial year to date 85.9
52.7                       31.4                      8.9                      13.6                 (1.2)
- Normal taxation
Dec 2008
12.3
11.9                       11.5                       0.3
-
-
Sept 2008 25.0
8.8                         8.6                       0.2
-                          -
Financial year to date 37.3
20.7                       20.1                       0.6
- -
- Deferred taxation
Dec 2008
37.0
21.3                         5.0                       4.4                      9.5                    2.4
Sept 2008 11.6
10.7                        6.3                       4.0                       4.0
(3.6)
Financial year to date 48.6
31.9                      11.3                       8.3                     13.5                  (1.2)
Profit before exceptional items
Dec 2008
100.2
71.6                       31.7                    19.4                      15.7                   4.8
Sept 2008 38.2
20.1                      29.0                       5.5                        5.7
(20.1)
Financial year to date 138.3
91.6                      60.6                     24.9                      21.4
(15.3)
Exceptional items
Dec 2008
(1.4)
(1.2)                           -                          -                          -
(1.2)
Sept 2008 14.9
14.9                       0.2                           -
- 14.6
Financial year to date
13.6
13.7                       0.2                           -
- 13.5
Net profit
Dec 2008
98.9
70.4                     31.7                      19.4                      15.7                    3.6
Sept 2008 53.1
35.0                    29.2                         5.5                        5.7                 (5.4)
Financial year to date 152.0
105.3                      60.8                     24.9                       21.4                 (1.8)
Net profit excluding gains and losses on
foreign exchange and exceptional items
Dec 2008
104.8
69.3                      31.7                     19.4                       15.7                  2.6
Sept 2008 49.9
26.1                     29.1                        5.5                         5.7
(14.2)
Financial year to date 154.7
95.5                      60.8                      24.9                      21.4
(11.6)
Capital expenditure
Dec 2008
238.5
91.2                       25.7                     24.9                      14.4                 26.2
Sept 2008 232.9
101.8                       26.8                     30.8                      19.8                 24.4
Financial year to date
471.4
193.0                      52.6                      55.7                      34.2                  50.6
Planned for next six months to June 2009 389.8
208.8                      60.1                      55.1                      31.8                  61.8
Average exchange rates were US$1 = R9.82 and US$1 = R7.74 for the December 2008 and September 2008 quarters respectively. The Australian dollar exchange rates were A$1 = R6.70 and A$1 = R6.97 for the December 2008 and September 2008 quarters respectively.

GOLD FIELDS RESULTS Q2F2009 I 20
Operating and financial results
UNITED STATES DOLLARS
International Operations
Australian Dollars
Total
Ghana
Peru
Australia
#
Australia
#
Tarkwa
Damang
Cerro
Corona
St Ives
Agnew
St Ives
Agnew
Operating Results
Dec 2008
9,892              5,384                 1,216                   1,199               1,840
253
1,840
253
Ore milled/treated (000 tons)
Sept 2008
9,210               5,507                1,137
441               1,817
308
1,817
308
Financial year to date
19,102
10,891                2,353                  1,640                3,657
561
                  3,657
561
Yield (ounces per ton)
Dec 2008
0.041               0.026                0.041                   0.051               0.059                      0.178
0.059                    0.178
Sept 2008
0.040               0.028                0.039                   0.028              0.056                       0.170
0.056                    0.170
Financial year to date
0.040               0.027                0.040                   0.045               0.057                      0.173
0.057                    0.173
Gold produced(000 ounces)
Dec 2008
405.0
139.3                  50.4                     61.5               108.7                        45.0
                   108.7                     45.0
Sept 2008
366.1
156.3                  44.0                     12.4              101.2                         52.2
101.2                     52.2
Financial year to date
771.1
295.6                   94.5                    74.0              209.8                          97.3
                  209.8                      97.3
Gold sold (000 ounces)
Dec 2008
409.0
139.3                   50.4                     65.5              108.7                        45.0
                    108.7                    45.0
Sept 2008
353.7               156.3                   44.0
-             101.2
52.2
101.2
52.2
Financial year to date
762.6
295.6                  94.5                      65.5              209.8                        97.3
                   209.8                     97.3
Gold price received
Dec 2008
775                   823                   802                      614                 814                          827
                   1,193                   1,212
(dollars per ounce)
Sept 2008
879
870                   868                          -                 892                          891
990                     990
Financial year to date
824                   839                   836                      614                 850                         850
                   1,095                  1,095
Total cash cost
Dec 2008
507                   563                   622                      355                  551                         371
                       807                    543
(dollars per ounce)
Sept 2008
616
548                   790                          -                  708                          494
786                     548
Financial year to date
556                   553                   696                      355                 620                          426
                      798                     548
Notional cash expenditure
Dec 2008
891
  1,078                   753
  1,201                  679                         552
                       996                     809
(dollars per ounce)
Sept 2008
981
1,029                    895
  2,289                  986                         588
1,095                      653
Financial year to date
934
1,048                    818
  1,457                  813                         564
1,046                      726
Operating costs
Dec 2008
22                    16                      28                       18                    31                            67
                        46                       98
(dollars per ton)
Sept 2008
25                    16                      31                      15                     40                            79
44                      88
Financial year to date
23                    16                      30                      18                     35                            72
45                      93
Financial Results ($ million)
Revenue
Dec 2008
317.5
112.1                    40.7                    40.2                  88.2                        36.2
                    129.5                   54.8
Sept 2008
311.0
136.0                    38.2
-                  90.2                        46.6
                    100.2                   51.7
Financial year to date
628.5
248.1                     78.9                    40.2                178.5                        82.7
                    229.8                 106.5
Operating costs, net
Dec 2008
211.0                  78.1                     31.7                   25.6                  59.8                        15.9
                       89.9                  25.1
Sept 2008
217.3
85.8                     34.9                   (2.6)                 73.0                         26.2
                       81.1                  29.1
Financial year to date
428.3
163.9                     66.6                   23.0                 132.8                       42.1
                     171.0                  54.1
- Operating costs
Dec 2008
213.6                 84.4                      34.4                  23.2                    55.6                       16.1
                       84.3                    25.0
Sept 2008
228.1
89.0                     35.5                    6.8                     72.4                       24.4
                       80.4                    27.1
Financial year to date
441.7
173.3                     69.9                  30.0                   127.9                       40.5
                    164.7                     52.2
- Gold inventory change
Dec 2008
(2.6)                 (6.3)                   (2.7)                    2.4
4.2                       (0.2)
5.5
0.1
Sept 2008
(10.8)                 (3.2)                    (0.6)                 (9.4)                     0.7                          1.7
0.7
1.9
Financial year to date
(13.4)                 (9.5)                    (3.3)                 (7.0)                     4.9                          1.5
6.3
2.0
Operating profit
Dec 2008
106.4
34.1                       9.0                   14.7                    28.5                       20.3
                       39.7                    29.7
Sept 2008
93.7
50.2                      3.3                     2.6                     17.2                       20.4
                       19.1                    22.7
Financial year to date
200.1                  84.2                    12.3                   17.3                     45.6                       40.7
                       58.8                    52.4
Amortisation of mining assets
#
Dec 2008
52.5
14.1                       4.6                     9.9
24.0
36.0
Sept 2008
51.9
15.6                       3.3                     4.0
29.0
32.2
Financial year to date
104.4                  29.7                      7.8                    13.9
53.0
68.2
Net operating profit
Dec 2008
53.9
20.0                       4.4                      4.8
24.7
33.3
Sept 2008
41.8                 34.6                        0.1                   (1.4)
8.6
9.5
Financial year to date
95.7
54.6                       4.5                     3.3
33.3
42.9
Other income/(expenses)
Dec 2008
(9.0)                 (6.1)                    (2.0)                  (1.0)
0.1
0.4
Sept 2008
(6.8)                 (4.7)                    (1.8)                  (1.6)
1.4
1.5
Financial year to date
(15.8)
(10.9)                    (3.8)                  (2.7)
1.5
1.9
Profit before taxation
Dec 2008
44.9
13.8                        2.5                    3.7
24.9
33.8
Sept 2008
35.0                  29.9                    (1.7)                 (3.1)
9.9
11.0
Financial year to date
79.9
43.7                       0.7                    0.7
34.8
44.8
Mining and income taxation
Dec 2008
16.2                    4.9                      1.3                     0.2
9.8
13.6
Sept 2008
17.1
11.0                       0.4                    0.2
5.5
6.1
Financial year to date
33.3
15.9                       1.7                     0.4
15.3
19.7
- Normal taxation
Dec 2008
0.4
(4.2)                      1.2                      0.3
3.1
4.6
Sept 2008
16.1                 11.6                      1.1
-
3.4
3.8
Financial year to date
16.6                   7.4                      2.4                      0.3
6.5
8.4
- Deferred taxation
Dec 2008
15.8                   9.1                     0.1
-
6.7
9.0
Sept 2008
0.9                 (0.7)                (0.7)                        0.2
2.1
2.4
Financial year to date
16.7                    8.4                (0.7)                        0.1
8.8
11.4
Profit before exceptional items
Dec 2008
28.7                    8.9                   1.2                        3.5
15.1
20.2
Sept 2008
18.0                  18.9                 (2.1)                    (3.2)
4.4
4.9
Financial year to date
46.6                  27.8                (0.9)                       0.3
19.5
25.1
Exceptional items
Dec 2008
(0.2)                      -                       -                           -                            (0.2)
(0.2)
Sept 2008
-                     -                       -                           -
-
-
Financial year to date
(0.1)                      -                       -                           -                              (0.1)
(0.2)
Net profit
Dec 2008
28.5                    8.9                    1.2                       3.5
14.9
20.0
Sept 2008
18.0                  18.9                  (2.1)                   (3.2)
4.4
4.9
Financial year to date
46.6                  27.8                  (0.9)                      0.3
19.4
24.9
Net profit excluding gains and losses on
Dec 2008
35.4                  13.5                     2.4                      3.5
16.1
21.8
foreign exchange, financial instruments
Sept 2008
23.8                  21.7                   (1.1)                  (3.2)
6.4
7.1
and exceptional items
Financial year to date
59.2
35.2                     1.3                      0.3
22.5
28.9
Capital expenditure
Dec 2008
147.3                 64.6                      3.4                    56.1                    15.2
8.1
24.4                      11.5
Sept 2008
131.0                 71.8                      3.9                     21.7                   27.4
6.3
30.4
7.0
Financial year to date
278.4
136.3                     7.3                     77.8                   42.6                     14.4
54.8                      18.5
Planned for next six months to June 2009
181.1                  72.4
8.4                     40.1                   40.2                     20.0
58.7                     29.3
#   As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

21 I GOLD FIELDS RESULTS Q2F2009
Underground and surface
South African rand and metric units
Operating Results
Total Mine
Operations
South African Operations
International Operations
Total
Driefontein
Kloof   Beatrix
South
Deep
#
Total
Ghana Peru
Australia
Tarkwa Damang
Cerro
Corona
St Ives
Agnew
Ore milled / treated (000 ton)
- underground
Dec 2008
2,900
2,411
751
614
798
248
489
-                -                    -
329
160
Sept 2008
2,698
2,277
724
603
790
160
421
-                -                    -
245
176
Financial year to date
5,598
4,688
1,475
1,217
1,588
408
910
 -                -                    -
574
336
- surface
Dec 2008
10,450
1,047
857
154
-
36
9,403
5,384            1,216           1,199
1,511
93
Sept 2008
10,000
1,211
812
368
-
31
8,789
5,507            1,137              441
1,572
132
Financial year to date
20,450
2,258
1,669
522
-
67
18,192
10,891           2,353            1,640
3,083
225
- total
Dec 2008
13,350
3,458
1,608
768
798
284
9,892
5,384            1,216           1,199
1,840
253
Sept 2008
12,698
3,488
1,536
971
790
191
9,210
5,507            1,137              441
1,817
308
Financial year to date
26,048
6,946
3,144
1,739
1,588
475
19,102
10,891            2,353           1,640
3,657
561
Yield (grams per ton)
- underground
Dec 2008
6.2
6.2
7.4
7.5
4.2
6.8
6.1
-                 -                   -
5.2
8.0
Sept 2008
6.3
6.4
8.1
7.7
4.0
5.1
5.8
-                 -                   -
4.2
8.1
Financial year to date
6.2
6.3
7.8
7.6
4.1
6.0
6.0
-                 -                   -
4.7
8.1
- surface
Dec 2008
1.0
0.6
0.6
0.6
-
1.1
1.0
0.8               1.3               1.6
1.1
1.2
Sept 2008
1.0
0.7
0.7
0.7
-
1.2
1.0
0.9               1.2               0.9
1.4
1.5
Financial year to date
1.0
0.7
0.6
0.7
-
1.1
1.0
0.8               1.2               1.4
1.2
1.4
- combined
Dec 2008
2.1
4.5
3.8
6.1
4.2
6.2
1.3
0.8               1.3               1.6
1.8
5.5
Sept 2008
2.1
4.4
4.2
5.0
4.0
4.5
1.2
0.9               1.2               0.9
1.7
5.3
Financial year to date
2.1
4.4
4.0
5.5
4.1
5.4
1.3
0.8               1.2              1.4
1.8
5.4
Gold produced (kilograms)
- underground
Dec 2008
17,899
14,915
5,591
4,620
3,320
1,384
2,984
-                  -                  -
1,699
1,285
Sept 2008
16,915
14,467
5,873
4,626
3,156
812
2,448
-                  -                  -
1,023
1,425
Financial year to date
34,814
29,382
11,464
9,246
6,476
2,196
5,432
-                  -                  -
2,722
2,710
- surface
Dec 2008
10,269
656
472
97
-
87
9,613
4,333             1,569          1,914
1,681
116
Sept 2008
9,777
837
555
245
-
37
8,940
4,860             1,369             387
2,124
200
Financial year to date
20,046
1,493
1,027
342
-
124
18,553
9,193             2,938           2,301
3,805
316
- total
Dec 2008
28,168
15,571
6,063
4,717
3,320
1,471
12,597
4,333              1,569          1,914
3,380
1,401
Sept 2008
26,692
15,304
6,428
4,871
3,156
849
11,388
4,860             1,369              387
3,147
1,625
Financial year to date
54,860
30,875
12,491
9,588
6,476
2,320
23,985
9,193             2,938           2,301
6,527
3,026
Operating costs (Rand per ton)
- underground
Dec 2008
953
973
1,081
1,233
630
1,109
853
-                  -                  -
833
893
Sept 2008
1,008
1,038
1,127
1,241
631
1,884
843
-                  -                  -
828
863
Financial year to date
979
1,005
1,103
1,237
631
1,413
848
-                  -                  -
831
877
- surface
Dec 2008
170
79
76
103
-
53
180
155               279              176
191
253
Sept 2008
151
85
80
100
-
55
161
125               242              120
227
282
Financial year to date
161
83
78
101
-
54
171
140               261              161
210
271
- total
Dec 2008
340
703
545
1,006
630
975
214
155               279              176
306
658
Sept 2008
333
707
573
809
631
1,587
192
125              242               120
308
614
Financial year to date
337
705
559
896
631
1,221
203
140              261               161
307
634
#   December quarter includes 43,000 tons (September quarter 3,000 tons) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

GOLD FIELDS RESULTS Q2F2009 I 22
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.
Driefontein
December 2008 quarter
September 2008 quarter
Year to date F2009
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main         VCR
Carbon
Leader
Main               VCR
Advanced                      (m)
1,440
838
1,191
1,451           1,009          1,368           2,891          1,847
2,559
Advanced on reef (m)
262
301
144
319              528               82              581            829
226
Sampled                        (m)
156
213
105
339               459              36              495            672
141
Channel width (cm)
40
46
67
33                 42              16               35              43
54
Average value - (g/t)
33.0
11.3
11.7
1
39.3              11.5            58.1            37.1           11.4
15.1
- (cm.g/t)
1,317
520
782
1,299               479             916
1,305              492
816
Kloof
December 2008 quarter
September 2008 quarter
Year to date F2009
Reef
Kloof
Main
VCR        Kloof            Main             VCR          Kloof           Main             VCR
Advanced                      (m)
153
631
5,070
181          1,039           5,533             334           1,670           10,603
Advanced on reef (m)
48
304
717
113             248             674              161             552
1,391
Sampled                         (m)
63
297
619
105             225             636              168             522
1,255
Channel width (cm)
175
140
115
197               69             133             189              109               125
Average value - (g/t)
4.0
4.7
22.7
3.7             9.4             15.4             3.8               6.0              18.8
- (cm.g/t)
710
661
2,626
724              647
2,057            719              655
2,338
Beatrix
December 2008 quarter
September 2008 quarter
Year to date F2009
Reef
Beatrix
Kalkoenkrans            Beatrix
Kalkoenkrans               Beatrix
Kalkoenkrans
Advanced                      (m)
5,949
2,105
7,029                 2,231
12,978                    4,336
Advanced on reef (m)
1,664
144
1,383                   237
3,047                       381
Sampled                        (m)
1,278
123
1,515                  189
2,793                       312
Channel width (cm)
95
201
106                    85
101 131
Average value - (g/t)
9.0
18.3
6.2                  22.4                            7.4                       19.9
- (cm.g/t)
857
3,670
657                 1,906                           748                      2,601
South Deep
December 2008 quarter
September 2008 quarter
Year to date F2009
Reef
Elsburg                                                Elsburg                                             Elsburg
Advanced                      (m)
2,180
1,289                                                 3,469
Advanced on reef (m)
1,399
1,103                                                 2,502
Sampled                        (m)
2,180
1,289                                                 3,469
Channel width (cm) -
2
-
2
-
2
Average value - (g/t) -
5.8
4.6                                                    5.4
- (cm.g/t) - -
3
-
3
-
3
1) Less development at the higher grade 1, 4 and 5 shafts as a result of the secondary support initiative, while lower grade development was done at 8 shaft.
2) Trackless development in the Elsburg reefs is evaluated by means of the block model.
3) Full channel width not fully exposed in development, hence not reported.

23 I GOLD FIELDS RESULTS Q2F2009
Administration and corporate information
Corporate Secretary
Cain Farrel
Tel:      (+27)(11) 562 9742
Fax:     (+27)(11) 562 9829
e-mail: cain.farrel@goldfields.co.za
Investor Enquiries
Willie Jacobsz
Tel:
(+508) 358 0188
Mobile:  (+857) 241 7127
e-mail: wjacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel:      (+27)(11) 562 9706
Mobile: (+27)(0) 83 309 6720
e-mail: n
ikki.catrakilis-wagner@goldfields.co.za
Media Enquiries
Marritt Claassens
Tel: (+27)(11)
562 9774
Mobile: (+27)(0) 82 307 3297
e-mail: marrittc@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel:    (+27)(11) 370 5000
Fax:   (+27)(11) 370 5271
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: (+44)(20) 8639 3399
Fax: (+44)(20) 8658 3430
Website
http://www.goldfields.co.za
Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A
of the US Securities Act of 1933 and Section 21E of
the US Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important
factors that could cause the actual results,
performance or achievements of the company to be
materially different from the future results, performance
or achievements expressed or implied by such forward
looking statements. Such risks, uncertainties and other
important factors include among others: economic,
business and political conditions in South Africa;
decreases in the market price of gold; hazards
associated with underground and surface gold mining;
labour disruptions; changes in government regulations,
particularly environmental regulations; changes in
exchange rates; currency devaluations; inflation and
other macro-economic factors; and the impact of the
AIDS crisis in South Africa. These forward looking
statements speak only as of the date of this document.
The company undertakes no obligation to update
publicly or release any revisions to these forward
looking statements to reflect events or circumstances
after the date of this document or to reflect the
occurrence of unanticipated events.
Registered Offices
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel:
(+27)(11) 562 9700
Fax: (+27)(11) 562 9829
Secretaries Offices
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel:
(+44)(20) 7499 3916
Fax: (+44)(20) 7491 1989
American Depository Receipts
Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: (1)(888) 269 2377
Tel:
(+1) 201 680 6825
e-mail:
shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Directors
A J Wright (Chairman) °
N J Holland * (Chief Executive Officer)
K Ansah
#
°
J G Hopwood °
G Marcus
R P Menell °
D N Murray °
D M J Ncube °
R L Pennant-Rea *°
C I von Christierson °
G M Wilson °
* British
#
Ghanaian Non-independent Director ° Independent Director

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 29 January 2009
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
            Relations and Corporate Affairs